Exhibit 99.42

NEWTON ENERGY CORPORATION

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF

SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

FOR

THE ANNUAL GENERAL AND SPECIAL SHAREHOLDERS

MEETING TO BE HELD ON

SEPTEMBER 23, 2020

AUGUST 21, 2020

This management information circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult your financial, legal, tax or other professional advisor.

NEWTON ENERGY CORPORATION

1600, 333 - 7th Avenue SW

Calgary, AB

T2P 2Z1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (the “Common Shares”) in the capital of Newton Energy Corporation (the “Corporation”) will be held at the offices of Burstall LLP, Suite 1600 Dome Tower, 333 7th Avenue S.W. Calgary, Alberta and broadcast via teleconference at 1-866-806-8616, conference code 2014361726 on September 23, 2020 at 10:00 A.M. (Calgary time), as it may be postponed or adjourned.

Accompanying this Notice are materials delivered in connection with the Meeting including:

•	the management information circular of the Corporation, dated August 21, 2020 (the “Circular”); and

•	a form of proxy.

The Corporation and Newton Energy Subco Limited (“Subco”), a wholly-owned subsidiary of the Corporation, have entered into an amalgamation agreement dated August 21, 2020 with Field Trip Psychedelics Inc. (“Field Trip”) in respect of a proposed business combination with Field Trip (the “Transaction”). The Transaction does not require Shareholder approval. However, the Transaction is very important to the Corporation and certain matters to be considered at the Meeting are necessary in order to prepare the Corporation to complete the Transaction. All references herein to the “Resulting Issuer” refer to the Corporation after completion of the Transaction.

The Meeting will be for the following purposes:

1.	to receive the audited consolidated financial statements for the Corporation as at and for the financial years ended December 31, 2019, 2018 and 2017, and the auditor’s reports thereon;

2.	to fix the number of directors of the Corporation to be elected at the Meeting as more particularly described in the Circular;

3.	to elect the directors of the Corporation as more particularly described in the Circular;

4.

to appoint DeVisser Gray LLP as the auditor of the Corporation until the earlier of the close of the next annual meeting of shareholders of the Corporation or their earlier resignation or replacement, and to authorize the directors of the Corporation to fix the auditors’ remuneration;

5.

to consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing the amendment of the articles of the Corporation to effect the change of the Corporation’s name to “Field Trip Health Ltd.”, or such other name as the board of directors, in its sole discretion, deems appropriate or as may be required or permitted by applicable regulatory authorities;

6.

to consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing a consolidation of the outstanding Common Shares of the Corporation (the “Consolidation”) on the basis of one post-Consolidation Common Share for every eight pre- Consolidation Common Shares that are outstanding prior to the effective date;

- ii -

7.	to consider, and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the option plan of the Corporation;

8.

to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving the de-listing of the Common Shares of the Corporation from the NEX Board of the TSX Venture Exchange;

9.	to consider, and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the adoption of an amended and restated By-law Number 2;

10.

to consider, and, if deemed advisable, to pass, with or without variation, a special resolution approving the continuance of the Corporation from the Business Corporations Act (Alberta) to the Canada Business Corporations Act and the adoption of a new general by-law (which will include, among other things, advance notice provisions); and

11.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The full text of resolutions in respect of special business can be found in the Circular.

If you are a Shareholder of record of the Corporation at the close of business on August 19, 2020, you are entitled to receive notice of, participate in, and vote at the Meeting. We encourage you to vote your Common Shares and participate in the Meeting.

Due to the ongoing concerns related to the spread of the coronavirus (COVID-19) and in order to protect the health and safety of Shareholders, employees, other stakeholders and the community, Shareholders are strongly encouraged to listen to the Meeting via teleconference instead of attending the Meeting in person and to vote on the matters before the Meeting by proxy.

We ask that Shareholders also review and follow the instructions of any health authorities of Canada, the Province of Alberta, the City of Calgary and any other place you must travel through to attend the Meeting. Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to or from outside of Canada within the 14 days immediately prior to the Meeting or any adjournment thereof. All Shareholders are strongly encouraged to vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described in the Circular accompanying this Notice.

The Corporation reserves the right to take any additional precautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 pandemic and in order to ensure compliance with federal, provincial and local laws and orders including, without limitation: (i) holding the Meeting virtually or by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting; (iv) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to or from outside of Canada within the 14 days immediately prior to the Meeting or any adjournment thereof; and (v) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting. Should any such changes to the Meeting format occur, the Corporation will announce any and all of these changes by way of news release, which will be filed under the Corporation’s profile on SEDAR at www.sedar.com. We strongly recommend that you review the Corporation’s profile on SEDAR at www.sedar.com prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to the COVID-19 pandemic, the Corporation will not prepare or mail amended materials in respect of the Meeting.

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The Board has approved the contents of the Circular. Please review the Circular, as it contains important information about the Meeting, the items of business, and explains who can vote and how to vote.

DATED August 21, 2020.

BY ORDER OF THE BOARD

(signed) “Gino DeMichele”

Gino DeMichele

Chief Executive Officer and Director

Newton Energy Corporation

TABLE OF CONTENTS

Details about the Meeting	1
Meeting Date, Time and Location	1
Participation at the Meeting	2
General Proxy Information	2
Who is Seeking my Vote?	2
Who can Vote?	3
How to Vote	3
Changing Your Vote	4
Advance Notice Requirement	5
Cautionary Statement Regarding Forward- Looking Information	5
Business Combination with Field Trip	7
Voting Securities and Principal Holders of Voting Securities	9
Votes Necessary to Pass Resolutions	9
Financial Statements	10
Statement of Corporate Governance Practices	10
Corporate Governance	10
Board of Directors	10
Audit Committee	13
Statement of Executive Compensation	14
Compensation Discussion and Analysis	14
Summary Compensation Table for Named Executive Officers	16
Narrative Description of Named Executive Officer Compensation	17
Outstanding Option-Based Awards and Share-Based Awards for Named Executive Officers	17
Incentive Award Plans	18
Pension Plan Benefits	18
Termination and Change of Control Benefits and Management Contracts	18
Compensation of Directors	19
Securities Authorized for Issuance under Equity Compensation Plans	20
Indebtedness of Directors and Executive Officers	21
Interest of Informed Persons in Material Transactions	21
Interest of Certain Persons in Matters to be Acted Upon	21
Particulars of Matters to be Acted Upon	22
Audited Financial Statements	22
Number of Directors	22
Election of Directors	22
Appointment of Auditor	29
Name Change	29
Consolidation	30
Approval of Stock Option Plan	32
Listing Transfer to CSE	34
Amendment to By-Laws	35
Continuance	37
Indication of Officer and Directors	45
Additional Information	45
Other Matters	45

Appendices

Appendix “A”	–	Audit Committee Charter
Appendix “B”	–	Newton Option Plan
Appendix “C”	–	Amended and Restated By-law
Appendix “D”	–	Post-Continuance By-laws
Appendix “E”	–	Section 191 of the Business Corporations Act (Alberta)

NEWTON ENERGY CORPORATION

1600, 333 - 7th Avenue SW

Calgary, AB

T2P 2Z1

MANAGEMENT INFORMATION CIRCULAR

AS AT AUGUST 21, 2020

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by management (“Management”) of Newton Energy Corporation (the “Corporation” or “Newton”) for use at the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of the Corporation (the “Common Shares”) to be held at the offices of Burstall LLP, Suite 1600 Dome Tower, 333 7th Avenue S.W. Calgary, Alberta and will be broadcast via teleconference at 1-866-806-8616, conference code 2014361726 on September 23, 2020 at 10:00 A.M. (Calgary time), as it may be postponed or adjourned, for the purposes set forth in the accompanying notice of the Meeting (the “Notice”).

In this Circular, references to “we” and “our” refer to Newton Energy Corporation. References to “intermediaries” refer to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Shareholders.

No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. Information contained in this Circular is given as at August 21, 2020, unless otherwise stated and all dollar amounts are expressed in Canadian dollars.

DETAILS ABOUT THE MEETING

Shareholder participation at the Meeting is important to the Corporation.

Due to the ongoing concerns related to the spread of the coronavirus (COVID-19) and in order to protect the health and safety of Shareholders, employees, other stakeholders and the community, Shareholders are strongly encouraged to listen to the Meeting via teleconference instead of attending the Meeting in person and to vote on the matters before the Meeting by proxy.

The following sections provide detailed information about the Meeting and how Shareholders can participate in the Meeting and vote their Common Shares.

Meeting Date, Time and Location

The Meeting will be held at the offices of Burstall LLP, Suite 1600 Dome Tower, 333 7th Avenue S.W. Calgary, Alberta and will be broadcast via teleconference at 1-866-806-8616, conference code 2014361726 on September 23, 2020 at 10:00 A.M. (Calgary time).

We ask that Shareholders also review and follow the instructions of any health authorities of Canada, the Province of Alberta, the City of Calgary and any other place you must travel through to attend the Meeting. Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to or from outside of Canada within the 14 days immediately prior to the Meeting or any adjournment thereof. All Shareholders are strongly encouraged to vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described in this Circular.

The Corporation reserves the right to take any additional precautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 pandemic and in order to ensure compliance with federal, provincial and local laws and orders including, without limitation: (i) holding the Meeting virtually or by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting; (iv) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to or from outside of Canada within the 14 days immediately prior to the Meeting or any adjournment thereof; and (v) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting. Should any such changes to the Meeting format occur, the Corporation will announce any and all of these changes by way of news release, which will be filed under the Corporation’s profile on SEDAR at www.sedar.com. We strongly recommend that you review the Corporation’s profile on SEDAR at www.sedar.com prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to the COVID-19 pandemic, the Corporation will not prepare or mail amended materials in respect of the Meeting.

Please note that you will not be able to vote via teleconference. If you intend to listen to the Meeting via teleconference you must vote by proxy prior to the Meeting. See “General Proxy Information – How to Vote“.

Participation at the Meeting

The procedures for participation at the Meeting are different for a Shareholder whose name appears on the Corporation’s records as a Shareholder (a “Registered Shareholder”) and a non-registered Shareholder whose Common Shares are registered in the name of a nominee, such as a bank, trust company, securities broker or other intermediary (a “Beneficial Shareholder”).

Registered Shareholders

Registered Shareholders may vote in person at the Meeting, as described below under “General Proxy Information – How to Vote – Registered Shareholders“.

Beneficial Shareholders

A Beneficial Shareholder that would like to vote at the Meeting must appoint themselves as a proxyholder, as described below under “General Proxy Information – How to Vote – Beneficial Shareholders“. Beneficial Shareholders who have not appointed themselves as proxyholders will be able to participate as a guest but will not be able to vote or ask questions at the Meeting.

GENERAL PROXY INFORMATION

Who is Seeking my Vote?

Management is soliciting proxies from Shareholders for the Meeting. The costs incurred in the preparation and mailing of the form of proxy, Notice and this Circular will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

Who can Vote?

Shareholders at the close of business on August 19, 2020 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting. To the extent a Shareholder transfers the ownership of any of their Common Shares after the Record Date and the transferee of those Common Shares establishes that they own such Common Shares and request, at least ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

A quorum will be present at the Meeting if there are at least two persons present together holding or representing by proxy at least 10% of the total number of votes attaching to the issued Common Shares with voting rights at the Meeting.

How to Vote

The procedures for voting are different for a Registered Shareholder and a Beneficial Shareholder.

Registered Shareholders

A Registered Shareholder may vote in person at the Meeting or by proxy or they may appoint another person, who does not have to be a Shareholder, as their proxy to attend in person and vote in their place. The persons named in the enclosed form of proxy are directors and/or officers of the Corporation.

Each Registered Shareholder submitting a proxy has the right to appoint a proxyholder other than the persons designated in the form of proxy furnished by the Corporation, who need not be a Shareholder, to attend and act for the Registered Shareholder and on the Registered Shareholder’s behalf at the Meeting. To exercise such right, the names of the persons designated by Management should be crossed out and the name of the Registered Shareholder’s appointee should be legibly printed in the blank space provided in the enclosed form of proxy or by submitting another appropriate form of proxy.

Registered shareholders can vote by proxy in one of three ways:

•

call 1-866-732-VOTE (8683) toll-free and follow the instructions. Registered Shareholders will need to enter their 15-digit control number (located on the bottom left corner of the first page of the proxy form that was sent to them) to identify themselves as a Registered Shareholder on the telephone voting system;

•

go to www.investorvote.com. Registered Shareholders will need to enter their 15-digit control number (located on the bottom left corner of the first page of the proxy form that was sent to them) to identify themselves as a Registered Shareholder on the voting website; or

•

complete the proxy form that was sent to them, sign and date it and return to: Computershare Trust Company of Canada, 8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department).

Computershare must receive completed proxy forms not less than 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of Alberta, before the time set for the holding of the Meeting or any adjournment(s) thereof.

All Common Shares represented at the Meeting by properly completed forms of proxy will be voted or withheld from voting in accordance with the specifications of the Registered Shareholder contained in the proxy. In the absence of such specification, such Common Shares will be voted in favour of the matters set forth in the Circular. All Common Shares represented at the Meeting will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting or any adjournment(s) thereof. At the time of printing this Circular, Management knows of no such amendments, variations or other matters to come before the Meeting.

Beneficial Shareholders

The majority of the Common Shares are held by Beneficial Shareholders. Most intermediaries delegate responsibility for obtaining voting instructions from their clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form (the “Voting Instruction Form”) in lieu of the form of proxy provided by the Corporation.

Beneficial Shareholders can vote by proxy in the following ways:

•	complete and return the Voting Instruction Form to Broadridge;

•	call the toll-free telephone number (1-800-474-7493); or

•	access Broadridge’s dedicated voting website at www.proxyvote.com to deliver their voting instructions.

Broadridge will tabulate the results of all instructions received and provide appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. The Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted. Beneficial Shareholders cannot use the Voting Instruction Form to vote Common Shares directly at the Meeting.

If you received voting materials from a company other than Broadridge, you need to complete and return the form following the instructions they have provided.

If the Beneficial Shareholder wishes to vote their Common Shares at the Meeting, it must do so as proxyholder for the Registered Shareholder. To do this, the Beneficial Shareholder should enter their name in the blank space on the Voting Instruction Form provided and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Changing Your Vote

Registered Shareholders can revoke their previously submitted proxy form by voting at the Meeting. That will automatically revoke their previous proxy (but will not affect a matter on which a vote is taken before such revocation). In addition, a proxy may be revoked by instrument in writing executed by the Registered Shareholder or their attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal and by a director, officer or attorney thereof duly authorized, and deposited either: (i) at the offices of the Corporation’s transfer agent, Computershare Trust Company of Canada, 8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) not less than 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of Alberta, before the time set for the holding of the Meeting or any adjournment(s) thereof; or (ii) at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used.

Beneficial Shareholders may revoke their previously submitted voting instructions by contacting their intermediary.

Advance Notice Requirement

The Corporation’s by-laws include an advance notice requirement relating to the nomination of directors (the “Advance Notice Requirement”) designed to facilitate an orderly and efficient director nomination process by ensuring that all Shareholders receive adequate notice of director nominations and sufficient information in respect of all nominees so that the proposed nominees’ qualifications and suitability as directors can be evaluated and an informed vote cast for the election of directors. The Advance Notice Requirement is intended to provide Shareholders, the Board of Directors and the Corporation with a clear framework for nominating directors and sets certain deadlines before each Shareholder meeting for a Shareholder to notify the Corporation of its intention to nominate one or more directors.

For the purposes of the Meeting, to be valid under the Advance Notice Requirement, notice must be received not less than 30 days prior to the date of the Meeting, provided that if the Meeting is to be held on a date that is less than 50 days after the date of the first public announcement of the date of the Meeting, notice must be received not later than the 10th day following the date of the first public announcement of the Meeting.

The Corporation’s by-laws set out the information that must be included in or that must accompany the nominating shareholder’s notice. The Board of Directors may, in its sole discretion, waive any provision under the Advance Notice Requirement.

The entirety of the Advance Notice Requirement is set out in Corporation’s By-law No. 3 (the “Advance Notice By-law”), which is available on the Corporation’s SEDAR profile at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Information

This Circular contains certain statements or disclosures that may constitute forward-looking information within the meaning of applicable Canadian securities legislation (“forward-looking information”). All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that Management anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “anticipate”, “believe”, “can”, “could”, “expect”, “intend”, “may”, “potential”, “shall”, “should”, “will”, “would”, or other comparable terminology.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Corporation, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Circular in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	receipt of required shareholder and regulatory approvals in a timely manner or at all;

•	receipt and/or maintenance of required licenses and third party consents in a timely manner or at all; and

•	the success of the operations of the Resulting Issuer.

In particular, this Circular contains forward-looking information and statements, including forward- looking information and statements pertaining to the following:

•	the Meeting;

•	proxy solicitation;

•	voting procedures;

•	the Transaction (as defined herein);

•	the Resulting Issuer (as defined herein);

•	the Listing Statement (as defined herein);

•	Nominees (as defined herein);

•	the business of the Meeting;

•	the auditor of the Resulting Issuer;

•	effect of the Consolidation (as defined herein);

•	the Corporation’s incentive plans;

•	De-listing and the Listing Transfer (each as defined herein); and

•	the Continuance (as defined herein).

The forward-looking information in statements or disclosures in this Circular is based (in whole or in part) upon factors which may cause actual results, performance or achievements of the Corporation to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to the Corporation including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While the Corporation does not know what impact any of those differences may have, the Corporation’s business, results of operations and financial condition may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward- looking information include, among other things:

•	the availability of sources of income to generate cash flow and revenue;

•	the dependence on management and directors;

•	risks relating to the receipt of the required licenses;

•	risks relating to additional funding requirements;

•	due diligence risks;

•	exchange rate risks;

•	potential transaction and legal risks;

•	risks relating to laws and regulations applicable to companies operating in the psychedelics industry; and

•

other factors beyond the Issuer’s control as more particularly described in Newton’s management’s discussion and analysis and other documents filed with Canadian securities regulators and available under Newton’s profile at www.sedar.com.

The forward-looking statements contained in this Circular are made as of the date hereof. The Corporation is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward- looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The reader is further cautioned that the preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) requires Management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change and such changes may be material, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Shareholders are cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect. Accordingly, Shareholders are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. The Corporation cautions you that the above list of factors is not exhaustive. Consequently, there is no representation by the Corporation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Other factors which could cause actual results, performance or achievements of the Corporation to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information will be disclosed in the Listing Statement (as defined below).

BUSINESS COMBINATION WITH FIELD TRIP

The Corporation and Newton Energy Subco Limited (“Subco”), a wholly-owned subsidiary of the Corporation, have entered into an amalgamation agreement dated August 21, 2020 (the “Amalgamation Agreement”) with Field Trip Psychedelics Inc. (“Field Trip”) in respect of a proposed business combination with Field Trip (the “Transaction”). The Transaction will proceed by way of a “three- cornered” amalgamation, pursuant to which:

•	Subco and Field Trip will amalgamate and the resulting entity (“Amalco”) will become a wholly- owned subsidiary of the Corporation; and

•	holders of shares of Field Trip will become shareholders of the Corporation.

All references herein to the “Resulting Issuer” refer to the Corporation after completion of the Transaction.

Field Trip was incorporated pursuant to the provisions of the Canada Business Corporations Act on April 2, 2019. Field Trip is redefining mental health and wellness with ground-breaking work in psychedelics and psychedelic therapies. Through its Field Trip Health centres opening across North America, that provide best-in-class psychedelic-therapies, and drug development and advanced research on plant-based psychedelics through Field Trip Discovery, its newly formed drug development division, Field Trip’s goal is to help those in treatment and those seeking accelerated personal growth with a simple, evidence- based way to heal and heighten engagement with the world.

Pursuant to the Amalgamation Agreement, the holders of common shares of Field Trip (“Field Trip Shares”) will receive Common Shares in exchange for their Field Trip Shares at a ratio of one post- Consolidation Common Share for each Field Trip Share held. Following the completion of the Transaction, all of Field Trip’s outstanding options and other securities exercisable or exchangeable for, or convertible into, and any other rights to acquire Field Trip Shares will be exchanged for securities exercisable for, exchangeable for or convertible into, or other rights to acquire, Common Shares on economically equivalent terms.

On August 14, 2020 Field Trip completed brokered and non-brokered private placements of 5,516,724 Field Trip Shares at a price of $2.00 per Field Trip Share, for aggregate gross proceeds of $11,033,448. It is expected that approximately 35,590,954 Common Shares will be issued to the shareholders of Field Trip as consideration for 100% of the issued and outstanding Field Trip Shares. As a result, upon completion of the Transaction, the securityholders of Field Trip are expected to own approximately 97.8% of the Common Shares, on an undiluted basis.

Upon the completion of the Transaction, it is anticipated that the executive officers of the Resulting Issuer will be:

•	Chief Executive Officer – Joseph del Moral;

•	Executive Chairman – Ronan Levy;

•	President of Health Care Practice – Hannan Fleiman;

•	President & Chief Operating Officer – Mujeeb Jafferi

•	Chief Financial Officer (interim) – Tyler Dyck; and

•	Chief Clinical Officer – Dr. Ryan Yermus.

Subject to Shareholder approval, it is anticipated that the directors of the Resulting Issuer will be the nominees set out under “Particulars of Matters to be Acted Upon – Election of Directors – Field Trip Nominees”.

Please see the comprehensive press release issued by the Corporation upon the execution of the Amalgamation Agreement. Full details regarding Field Trip and the Transaction will be disclosed by the Corporation in a listing statement (the “Listing Statement”) to be prepared and filed in accordance with the policies of the Canadian Securities Exchange (“CSE”). The Listing Statement will be posted on SEDAR at www.sedar.com in connection with the completion of the Transaction.

The Transaction does not require Shareholder approval. However, the Transaction is very important to the Corporation and certain matters to be considered at the Meeting are necessary in order to prepare the Corporation to complete the Transaction. Failure to approve the corresponding resolutions could impede or prevent the completion of the Transaction.

Completion of the Transaction will be subject to the closing conditions set forth in the Amalgamation Agreement, which include the approval of the listing of the Common Shares of the Resulting Issuer on the CSE, the approval of the Transaction by shareholders of Field Trip, and certain standard closing conditions, including there being no material adverse change in the business of Newton or Field Trip prior to completion of the Transaction.

Subject to receipt of all approvals, the Transaction is expected to close in September 2020.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of the date of this Circular, 6,361,047 Common Shares were issued and outstanding, each Common Share carrying one vote in respect of each matter to be voted upon at a meeting of Shareholders.

As at the Record Date, to the knowledge of the Corporation, no person owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation except as outlined below.

Shareholder Name	Number of Common Shares Held		Percentage of Common Shares Held(1)
Ron Schmeichel	1,133,333	(2)	17.82%
James Eaton	850,000	(3)	13.36%
Kevin Taylor	850,000	(4)	13.36%
Gino DeMichele	797,773	(5)	12.54%
Elena Masters	666,667	(6)	10.48%

Notes:

(1)	Calculated based on the number of issued and outstanding Common Shares as of the date of this Circular.
(2)	666,667 Common Shares held by JJR Capital Holdings Inc., a corporation controlled by Mr. Schmeichel.
(3)	850,000 Common Shares held by 2464344 Ontario Inc., a corporation controlled by Mr. Eaton.
(4)	850,000 Common Shares held by Terei International Inc., a corporation controlled by Mr. Taylor.
(5)	797,773 Common Shares held by A2 Capital Management Inc., a corporation controlled by Mr. DeMichele.
(6)	666,667 Common Shares held by 1921142 Ontario Inc., a corporation controlled by Ms. Masters.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein, except for:

•

the Name Change Resolution, Consolidation Resolution and Continuance Resolution (each as defined below), each of which must be approved by the affirmative vote of not less than two- thirds (2/3) of the votes cast by the holders of Common Shares present in person or represented by proxy at the Meeting; and

•

pursuant to the policies of the NEX board of the TSX Venture Exchange (the “TSXV”), the De- listing Resolution (as defined below) must be approved by (i) at least a majority of the votes cast on the De-listing Resolution, and (ii) a simple majority of the votes cast on the De-listing Resolution by Shareholders voting in person or by proxy other than votes attaching to Common Shares beneficially owned by Non Arm’s Length Parties (as defined below). A “Non Arm’s Length Party” is defined in TSXV Policy 1.1 – Interpretation (“Policy 1.1”) as a Promoter, officer, director, other Insider or Control Person of the Corporation and any Associates or Affiliates of any such persons; or another entity or an Affiliate of that entity, if that entity or its Affiliate have the same Promoter, officer, director, Insider or Control Person as the Corporation. The foregoing capitalized terms are defined in Policy 1.1.

Subject to the Advance Notice Requirement, if there are more nominees (each a “Nominee”) for election as directors or appointment of the Corporation’s auditor than there are vacancies to fill, those Nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.

FINANCIAL STATEMENTS

In connection with the Meeting, Shareholders are encouraged to read the audited annual financial statements of the Corporation for the years ended December 31, 2019, 2018 and 2017, the report of the auditor thereon and accompanying management’s discussion and analysis. Copies of such documents may be obtained by a Shareholder upon request without charge from the Secretary of the Corporation. These documents are also available on SEDAR, which can be accessed at www.sedar.com.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance

Corporate governance relates to the activities of the Corporation’s Board of Directors (the “Board”), the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of Management who are appointed by the Board and charged with the day-to- day management of the Corporation. The Canadian Securities Administrators have published National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) and National Instrument 52-110 – Audit Committees (“NI 52-110”). These set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of Board members. NI 58-101 requires reporting issuers to disclose on an annual basis their approach to corporate governance with reference to the Guidelines. Set out below is a description of the Corporation’s approach to corporate governance in relation to the Guidelines.

Board of Directors

The Board is currently composed of three directors: Messrs. Gino DeMichele, Fram Moos and V.E. Dale Burstall. It is proposed that all three of the current directors (the “Newton Nominees”) will be nominated at the Meeting to hold office until the earlier of (i) completion of the Transaction and (ii) the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the by-laws of the Corporation, unless their offices are earlier vacated in accordance with the provisions of the Business Corporations Act (Alberta) (“ABCA”) or the Corporation’s by-laws. In connection with the Transaction, it is also proposed that Joseph del Moral, Ronan Levy, Hannan Fleiman, Mujeeb Jafferi, Ryan Yermus, Helen M. Boudreau and Dieter Weinand (the “Field Trip Nominees”) will be nominated at the Meeting to hold office, subject to completion of the Transaction, from completion of the Transaction until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the by-laws of the Corporation, unless their offices are earlier vacated in accordance with the provisions of the ABCA or the Corporation’s by-laws. In the event that the Transaction is not completed, the Field Trip Nominees will not become directors of the Corporation.

NP 58-201 suggests that the Board of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors, within the meaning set out under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Mr. DeMichele is the Chief Executive Officer of the Corporation and, accordingly, is not considered “independent”; and Mr. Burstall is considered to have a potentially material relationship with the Corporation by virtue of his position as a partner of Burstall LLP, one of the law firms that provide legal services to the Corporation. The remaining Newton Nominee, Mr. Moos, is considered “independent”, as he is free from a direct or indirect material relationship with the Corporation, which could reasonably be expected to interfere with the exercise of his independent judgment as director. The basis for this determination is that, since the commencement of the Corporation’s fiscal year ended December 31, 2019, Mr. Moos has not worked for the Corporation, received remuneration from the Corporation (other than in his capacity as director) or had material contracts with or material interests in the Corporation which could interfere with his ability to act in the Corporation’s best interests.

Of the Field Trip Nominees: Joseph del Moral, Ronan Levy, Hannan Fleiman, Mujeeb Jafferi and Ryan Yermus are not considered “independent”. The remaining Field Trip Nominees, Helen M. Boudreau and Dieter Weinand, are expected to be considered “independent,” as they will be free from a direct or indirect material relationship with the Corporation, which could reasonably be expected to interfere with the exercise of their independent judgment as directors. The basis for this determination is that, since the commencement of the Corporation’s fiscal year ended December 31, 2019, none of the expected independent Field Trip Nominees will have worked for the Corporation or Field Trip, received remuneration from the Corporation or Field Trip (other than in their capacity as directors) or had material contracts with or material interests in the Corporation or Field Trip which could interfere with their ability to act in the Corporation’s best interests.

The Board believes that it functions independently of Management. To enhance its ability to act independently of Management, the members of the Board may meet without Management and the non- independent directors. In the event of a conflict of interest at a meeting of the Board, the conflicted director will, in accordance with corporate law and his or her fiduciary obligations as a director of the Corporation, disclose the nature and extent of his or her interest to the meeting and abstain from voting on the matter at issue. In addition, the members of the Board who are not members of Management are encouraged to obtain advice from external advisors and legal counsel as they may deem necessary in order to reach a conclusion with respect to issues brought before the Board.

Directorships

The following table sets forth the directors of the Corporation and Field Trip Nominees who currently hold directorships in other reporting issuers:

Name of Director	Other Issuer

V.E. Dale Burstall	Marksmen Energy Inc. (TSXV: MAH)

Composite Alliance Group Inc. (TSXV: CAG)

Big Dougie Capital Corp. (TSXV: STUV)

Gino DeMichele	GR Silver Mining Ltd. (TSXV: GRSL)

Helen M. Boudreau	Premier, Inc. (NASDAQ: PINC)

Joseph del Moral	Cherry Street Capital Inc. (TSXV: CHSC)

Dieter Weinand	Replimune Group Inc. (NASDAQ: REPL)

Orientation and Continuing Education

The Board has no formal orientation and education program for new directors. When a new member joins the Board, he or she is provided with sufficient information to ensure he or she is familiarized with the Corporation’s strategic plans, its significant financial, accounting and risk management issues and its principal officers.

Ethical Business Conduct

The Board has adopted a written code of business conduct and ethics, and encourages and promotes a culture of ethical business conduct (the “Code”). The Code establishes the Corporation’s commitment to conducting business ethically and legally. The Code applies to all directors, officers, employees and consultants. The Code makes specific reference to the maintenance of an ethical corporate climate and compliance with legal and regulatory obligations.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. There is no set process for identifying new Board candidates, but a pool of candidates may be generated using the existing network of Management or the Board members, a search firm, or any other method that the Board may choose.

Compensation

The Board has appointed the compensation and governance committee (“Compensation Committee”). The Compensation Committee has a written mandate which establishes the responsibilities of the Compensation Committee. The primary function of the Compensation Committee is to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues in support of the achievement of the Corporation’s business strategy and making recommendations to the Board as appropriate. In particular, the Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to Chief Executive Officer compensation, evaluating the Chief Executive Officer’s performance against those goals and objectives and making recommendations to the Board with respect to the Chief Executive Officer’s compensation. The Compensation Committee also approves and reports to the Board on the compensation for the Corporation’s other senior officers. The Compensation Committee is comprised of Messrs. Moos, Burstall and DeMichele.

See “Particulars of Matters to be Acted Upon – Election of Directors“ for a discussion of the relevant experience of the Compensation Committee members.

Other Board Committees

The Corporation has no standing committees at this time, other than the Compensation Committee as discussed above and the Audit Committee as discussed below.

Assessment of Directors, the Board and Board Committees

The Board monitors the adequacy of information given to directors, communication between the Board and Management and the strategic direction and processes of the Board and committees.

Audit Committee

The audit committee (the “Audit Committee”) is a committee of the Board established for the purpose of overseeing the accounting and financial reporting process of the Corporation and annual external audits of the financial statements. The Audit Committee has set out its responsibilities and composition requirements in fulfilling its oversight in relation to the Corporation’s internal accounting standards and practices, financial information, accounting systems and procedures, which procedures are set out below in the Corporation’s audit committee mandate.

Audit Committee Charter

The Board has developed a written audit committee charter (the “Charter”). A copy of the Charter is attached as Appendix “A” to this Circular.

Composition of the Audit Committee

The Audit Committee is comprised of Messrs. Moos, Burstall and DeMichele. Mr. Moos is the chairman of the Audit Committee. Mr. DeMichele is the Chief Executive Officer of the Corporation and, accordingly, is not considered “independent”; and Mr. Burstall is considered to have a potentially material relationship with the Corporation by virtue of his position as a partner of Burstall LLP, one of the law firms that provide legal services to the Corporation. Each member of the Audit Committee is financially literate within the meaning of NI 52-110.

It is anticipated that the Audit Committee of the Resulting Issuer will be comprised of Helen M. Boudreau, Dieter Weinand and Mujeeb Jafferi, and the chair of the Audit Committee of the Resulting Issuer will be Ms. Boudreau. It is anticipated that a majority of the members of the Audit Committee of the Resulting Issuer will not be executive officers, employees or control persons of the Resulting Issuer or an affiliate thereof, and that all will be financially literate within the meaning of NI 52-110.

Relevant Education and Experience

The relevant education and experience of the members of the Audit Committee are described below. See “Election of Directors”.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year, has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

External Auditor Service Fees

DeVisser Gray LLP are the auditors of the Corporation. The following table provides information about the aggregate fees billed to the Corporation for professional services rendered by DeVisser Gray LLP during the fiscal years ended December 31, 2019, 2018, 2017 and 2016, respectively.

	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016
Audit Fees(1)	$7,000	$7,000	$7,000	$7,000
Audit Related Fees(2)	Nil	Nil	Nil	Nil
Tax Fees(3)	$1,000	$1,000	$1,000	$1,000
All Other Fees	Nil	Nil	Nil	Nil

Notes:

(1)	Aggregate fees billed for the Corporation’s annual financial statements and services normally provided by the auditors in connection with the Corporation’s statutory and regulatory filings.

(2)

Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”.

(3)	Aggregate fees billed for assistance with the filing of tax returns.

Exemption

The Common Shares trade on the NEX board of the TSXV. Accordingly, the Corporation is a “venture issuer” pursuant to NI 52-110 (its securities are not listed or quoted on any of the Toronto Stock Exchange, a market in the U.S., or a market outside of Canada and the U.S.), and under section 6.1 of NI 52-110 it is exempt from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Assessments

The Board has not adopted formal procedures for assessing the effectiveness of the Board, its Audit Committee or individual directors.

STATEMENT OF EXECUTIVE COMPENSATION

For the purpose of this section, a “CEO” or “CFO” means each individual who served as Chief Executive Officer or Chief Financial Officer, respectively, of the Corporation or acted in a similar capacity during the years ended December 31, 2019, 2018 and 2017. A “Named Executive Officer” or “NEO” means each CEO; each CFO; each of the Corporation’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year of the Corporation and whose total salary and bonus exceeds $150,000; and any additional individuals (other than the CEO and CFO) for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year end.

Compensation Discussion and Analysis

In assessing the compensation of its executive officers, the Corporation does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on discussions between the Compensation Committee and the Board.

The Compensation Committee is currently comprised of Messrs. Moos, Burstall and DeMichele of whom Mr. Moos is independent pursuant to NI 52-110. Mr. DeMichele is the Chief Executive Officer of the Corporation and, accordingly, is not considered “independent”; and Mr. Burstall is considered to have a potentially material relationship with the Corporation by virtue of his position as a partner of Burstall LLP, one of the law firms that provide legal services to the Corporation. The Compensation Committee reviews all proposed agreements between executives and the Corporation and provides recommendations to the Board. All members of the Compensation Committee are ineligible to participate in all of the Corporation’s executive compensation and benefit programs, other than Mr. DeMichele. All of the members of the Compensation Committee are eligible to receive options. The Compensation Committee determines the total compensation of the Chief Executive Officer and other executive officers of the Corporation.

Meetings of the Compensation Committee are held periodically to review compensation policies and to consider the overall compensation to be paid by the Corporation to its employees, executive officers and directors. Following review of data and discussion by members of the Compensation Committee, recommendations are made to the Board. In all cases, the Board has acted upon the Compensation Committee’s recommendations without modification in any material way.

One of the duties of the Chief Executive Officer is to provide the Compensation Committee with compensation recommendations for each of the executives, other than himself, on an annual basis. In making compensation recommendations, the Chief Executive Officer considers each executive’s performance and other relevant factors, including the scope of each executive’s position and responsibilities, the achievement of corporate goals, the current business environment and anticipated changes, and executive retention and recruitment considerations.

The Corporation’s executive compensation program has three principal components: base salary, incentive bonus plan and stock options.

Risk and Compensation

The Corporation’s compensation program is designed to provide executive officers incentives for the achievement of near-term and long-term objectives, without motivating them to take unnecessary risk. As part of its review and discussion of executive compensation, the Compensation Committee assesses facts that discourage the Corporation’s executives from taking unnecessary or excessive risk including:

•	the Corporation’s operating strategy and related compensation philosophy;

•	the effective balance, in each case, between cash and equity mix, near-term, and long-term focus, corporate and individual performance, and financial and non-financial performance; and

•	that the Corporation’s approach to performance evaluation and compensation provides greater rewards to an executive officer achieving both short-term and long-term agreed upon objectives.

Based on this review, the Compensation Committee believes that the Corporation’s total executive compensation program does not encourage executive officers to take unnecessary or excessive risk.

Base Salary

The base salary element is designed to establish a target compensation level of fixed income based on the market value of each position. Additionally, the base salary is the metric upon which bonus and severance compensation is based. In establishing base salaries, the Compensation Committee reviews general market salary levels for individuals in positions with similar responsibilities and experience. Generally, the Compensation Committee targets base salaries at levels approximating those holding similar positions in comparably sized companies in the industry and hopes to achieve targeted total compensation levels through the fixed and variable components. Comparable corporations are chosen based on their being in the industry and having a comparable asset base and/or revenues in a particular financial year. Comparable positions are identified based on publicly available information on such corporations. The Compensation Committee reviews base salaries annually and makes adjustments as reasonably necessary to allow base salary to continue to serve its purposes as a retention device and as the building block for other cash compensation.

Bonus

Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performance for executive officers. The bonus plan is designed to provide an incentive to the NEOs to achieve and exceed goals relating to overall corporate and individual performance. The Compensation Committee reviews and approves the incentive bonus plan. Given the phase of development of the Corporation, no bonuses were paid to NEOs during the fiscal years ended December 31, 2019, 2018 or 2017.

Option-Based Awards

Stock options are granted to provide an incentive to the directors, officers, employees and consultants of the Corporation to achieve the longer-term objectives of the Corporation. The purpose of the Newton Option Plan (as defined below) is to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation and to attract and retain persons of experience and ability by providing them with the opportunity to acquire an increased proprietary interest in the Corporation. Stock options are also used as a means to promote the long-term retention of individuals. The Corporation awards stock options to its executive officers based upon the recommendation of the Compensation Committee, which recommendation is based upon the committee’s review of proposals from the Chief Executive Officer. Previous grants of incentive stock options are taken into account when considering new grants.

Implementation of a new incentive stock option plan and amendments to the existing Plan are the responsibility of the Compensation Committee.

Summary Compensation Table for Named Executive Officers

The following table provides a summary of total compensation earned during the fiscal years ended December 31, 2019, 2018, 2017 and 2016 by the Corporation’s Named Executive Officers. The Named Executive Officers of the Corporation for the purposes of this Circular are Messrs. DeMichele, Chow and Chia.

Name and Principal Position	Year	Salary ($)	Option-based Awards ($)	All Other Comp. ($)	Total Comp. ($)
Gino DeMichele(2)	2019	Nil	43,547	Nil	43,547
CEO	2018	Nil	24,719	Nil	24,719
	2017	Nil	Nil	Nil	Nil
	2016	n/a	n/a	n/a	n/a
Jimmy Chow	2019	24,000	6,532	Nil	30,532
CFO	2018	24,000	3,621	Nil	27,621
	2017	33,000	Nil	Nil	33,000
	2016	24,000	Nil	Nil	24,000
Merv Chia(3)	2019	n/a	n/a	n/a	n/a
Former CEO	2018	n/a	n/a	n/a	n/a
	2017	25,000	Nil	Nil	25,000
	2016	60,000	Nil	Nil	60,000

Notes:

(1)

When the Corporation issues stock options, it accounts for them using the fair value method for stock-based compensation as recommended under IFRS. The fair value of options is determined by using the Black- Scholes Option Pricing Model (which model is commonly used by junior public companies) with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Common Shares and expected life of the options.

(2)	Mr. DeMichele was appointed to the Board and as President and Chief Executive Officer of the Corporation in October 2017.

(3)	Mr. Chia resigned as Chief Executive Officer and a director of the Corporation in October 2017.

Narrative Description of Named Executive Officer Compensation

During the financial years ended December 2019, 2018 and 2017, a salary or fee was paid as compensation to the Named Executive Officers, and there was no other compensation awarded other than option-based awards. See “Outstanding Option-Based Awards and Share-Based Awards for Named Executive Officers”.

Outstanding Option-Based Awards and Share-Based Awards for Named Executive Officers

The table below reflects all option-based awards for each Named Executive Officer outstanding as at December 31, 2019 (including option-based awards granted to a Named Executive Officer before such fiscal year). The Corporation does not have any equity incentive plans other than its fixed stock option plan (the “Newton Option Plan”) as hereinafter described, and did not have any share-based awards outstanding as at December 31, 2019.

Name and Principal Position	Number of Securities Underlying Unexercised Options	Option Exercise Price ($/Common Share)	Option Expiration Date	Value of Unexercised In- the-Money Options ($)(1)
Gino DeMichele CEO	200,000	0.22	May 10, 2024	Nil
	112,621	0.25	January 4, 2023	Nil
Jimmy Chow CFO	30,000	0.22	May 10, 2024	Nil
	16,500	0.25	January 4, 2023	Nil

Notes:

(1)

Value of unexercised options is equal to the difference between the closing price of the Common Shares on the NEX board of the TSXV on December 31, 2019 (being the last day of the Corporation’s most recently completed financial year) of $0.14 and the exercise prices of options outstanding, multiplied by the number of Common Shares available for purchase under such options.

Incentive Award Plans

The only incentive award plan of the Corporation during the fiscal year ended December 31, 2019 was the Newton Option Plan. See “Particulars of Matters to be Acted Upon – Approval of Stock Option Plan” below for a description of the Newton Option Plan. The table below reflects the value vested during the year ended December 31, 2019 for all option-based awards for each Named Executive Officer.

Name and Principal Position	Value vested during the year ($)
Gino DeMichele CEO	43,547
Jimmy Chow CFO	6,532

Pension Plan Benefits

The Corporation does not have a pension plan that provides for payments or benefits at, following, or in connection with retirement. The Corporation does not have a defined contribution plan.

Termination and Change of Control Benefits and Management Contracts

Except as may otherwise be disclosed in this Circular, there is no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in a Named Executive Officer’s responsibilities following a change of control.

Compensation of Directors

Individual Director Compensation

The following table provides a summary of the compensation provided to the directors of the Corporation during the fiscal years ended December 31, 2019, 2018 and 2017. Except as otherwise disclosed below, the Corporation did not pay any fees or compensation to directors for serving on the Board (or any committee) beyond reimbursing such directors for travel and related expenses and the granting of stock options under the Newton Option Plan.

Name	Fiscal Year Ended	Fees Earned ($)	Option- Based Awards(1) ($)	All Other Comp. ($)	Total ($)
V.E. Dale Burstall	2019	Nil	15,241	Nil	15,241
	2018	Nil	3,622	Nil	3,622
	2017	Nil	Nil	Nil	Nil
Fram Moos	2019	4,500	21,774	Nil	26,274
	2018	4,000	10,975	Nil	14,975
	2017	6,000	Nil	Nil	6,000
Lorraine Stewart(2)	2019	n/a	n/a	n/a	n/a
	2018	n/a	n/a	n/a	n/a
	2017	Nil	Nil	Nil	Nil

Notes:

(1)

When the Corporation issues stock options, it accounts for them using the fair value method for stock-based compensation as recommended under IFRS. The fair value of options is determined by using the Black- Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Common Shares and expected life of the options.

(2)	Ms. Stewart resigned as a director of the Corporation in October 2017.

The Corporation provides, at its expense, insurance for the directors and officers as well as the directors and officers of the Corporation’s affiliates and subsidiaries. The insurance is for liability incurred by any of them in their capacity as a director or officer of the Corporation. This insurance policy provides coverage of up to $2,000,000 for the directors and officers of the Corporation in aggregate. Each loss or claim is subject to a $25,000 retention pursuant to the specific type of claim. The by-laws of the Corporation and indemnification agreements also provide indemnification of the directors and officers, subject to certain limitations. The most recent annual premium for the directors’ and officers’ liability policy was $8,140.

Director Outstanding Option-Based Awards and Share-Based Awards

The table below reflects all option-based awards for each director outstanding as at December 31, 2019 (including option-based awards granted to a director before such fiscal year). The Corporation does not have any equity incentive plans other than the Newton Option Plan, and did not have any share-based awards outstanding as at December 31, 2019.

Name and Principal Position	Number of Securities Underlying Unexercised Options	Option Exercise Price ($/ Security)	Option Expiration Date	Value of Unexercised In- the- Money Options ($)(1)
V.E. Dale Burstall	70,000	$0.22	May 10, 2024	Nil
	16,500	$0.25	January 4, 2023	Nil
Fram Moos	100,000	$0.22	May 10, 2024	Nil
	50,000	$0.25	January 4, 2023	Nil

Notes:

(1)

Value of unexercised options is equal to the difference between the closing price of the Common Shares on the NEX on December 31, 2019 (being the last day of the Corporation’s most recently completed financial year) of $0.14 and the exercise prices of options outstanding, multiplied by the number of Common Shares available for purchase under such options.

Incentive Award Plans

The only incentive award plan of the Corporation during the fiscal year ended December 31, 2019 was the Newton Option Plan. See “Particulars of Matters to be Acted Upon – Approval of Stock Option Plan“ below for a description of the Newton Option Plan. The table below reflects the value vested during the year ended December 31, 2019 for all option-based awards for each director.

Name and Principal Position	Value vested during the year ($)
V.E. Dale Burstall	15,241
Fram Moos	21,774

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of December 31, 2019 with respect to the Common Shares that may be issued under the Newton Option Plan.

Number of
securities
remaining
available for
future
issuance
under equity
		Number of		compensation
		securities to be		plans
		issued upon exercise	Weighted-average	(excluding
		of outstanding	exercise price of	securities
		options, warrants	outstanding options,	reflected in
	Fiscal Year	and rights	warrants and rights	column (a))
Plan Category	Ended	(a)	(b)	(c)
Equity compensation plans approved by Shareholders (the Newton Option Plan)	December 31, 2019	633,121	$0.275	2,983
Equity compensation plans not approved by Shareholders	December 31, 2019	Nil	N/A	N/A
Total	N/A	633,121	N/A	2,983

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as disclosed in this Circular (including in the financial statements of the Corporation for the fiscal years ended December 31, 2019, 2018 and 2017), no directors, proposed Nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Corporation are indebted to the Corporation as of the date hereof or were indebted to the Corporation at any time during the fiscal year ended December 31, 2019, and no indebtedness of such individuals to another entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest, direct or indirect, of any informed person of the Corporation, or any associate or affiliate of any such informed person, in any transaction since January 1, 2017, or in any proposed transaction, that has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or member of Management of the Corporation or any associate of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise in the matters to be acted upon at the Meeting, other than the election of directors, except for any interest arising from the ownership of Common Shares of the Corporation where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all Shareholders.

PARTICULARS OF MATTERS TO BE ACTED UPON

Audited Financial Statements

The audited financial statements of the Corporation for the financial years ended December 31, 2019, 2018 and 2017 and the report of the auditors thereon, will be submitted to the Meeting, although no vote by the Shareholders with respect thereto is required or proposed to be taken.

Number of Directors

The Corporation’s articles stipulate there shall be not more than 15 directors and not less than 3 directors. The Board is currently composed of three directors. At the Meeting, the shareholders will be asked to consider and, if thought fit, to approve an ordinary resolution:

•

fixing at three the number of directors to be elected at the Meeting, to hold office until the earlier of (i) completion of the Transaction and (ii) the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the by-laws of the Corporation, unless their offices are earlier vacated in accordance with the provisions of the ABCA or the Corporation’s by-laws; and

•

fixing at seven the number of directors to be elected at the Meeting, to hold office, subject to completion of the Transaction, from completion of the Transaction until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the by-laws of the Corporation, unless their offices are earlier vacated in accordance with the provisions of the ABCA or the Corporation’s by-laws.

Unless otherwise directed, it is the intention of the persons designated in the accompanying form of proxy to vote IN FAVOUR of the ordinary resolution fixing the number of directors to be elected at the Meeting as set out above.

Election of Directors

At the Meeting, Shareholders will be asked to elect:

•

the three Newton Nominees as directors of the Corporation to hold office until the earlier of (i) completion of the Transaction and (ii) the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the by-laws of the Corporation, unless their offices are earlier vacated in accordance with the provisions of the ABCA or the Corporation’s by-laws; and

•

the seven Field Trip Nominees as directors of the Corporation, subject to completion of the Transaction, to hold office from completion of the Transaction until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the by- laws of the Corporation, unless their offices are earlier vacated in accordance with the provisions of the ABCA or the Corporation’s by-laws.

In the event that the Transaction is not completed, the Field Trip Nominees will not become directors of the Corporation. See “Statement of Corporate Governance Practices – Board of Directors”.

Unless otherwise directed, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the election of the Newton Nominees and Field Trip Nominees as directors of the Corporation as set out above.

Newton Nominees

The following table sets forth a brief background regarding the Newton Nominees. The information contained herein is based upon information furnished by the respective Newton Nominees.

Name of Nominee, Current Position with the Corporation, and Province/State and Country of Residence	Occupation, Business or Employment	Director Since	Number and Percentage of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly
Gino DeMichele(1)(2)(3)	Chief Executive Officer of the	October 2, 2017	797,773
Calgary, Alberta	Corporation from October 2017		12.54%
President, Chief	to present. CEO and Director of
Executive Officer and	Vogogo Inc., a company listed on
Director	the TSXV, from June 2016 to
	present. President, CEO, CFO,
	Secretary and Director of
	Medicenna Therapeutics Corp
	(formerly A2 Acquisition Corp.)
	from May 2015 to March 2017.
	President and CEO of A2 Capital
	Management Inc. a private
	merchant banking and trading
	operation since April 2006. Until
	July 2013, an investment advisor,
	most recently with Macquarie
	Private Wealth.
V.E. Dale Burstall(1)(2)(4)	Partner at Burstall LLP since	February 11, 2013	183,223
Calgary, Alberta	1994.		2.88%
Director
Fram Moos(1)(2)(5)	Director and President of Falcon	February 11, 2013	225,000
Calgary, Alberta	Energy Inc., a private		3.54%
Director	corporation, since 1994.

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.
(3)

Mr. DeMichele does not own 797,773 Common Shares directly, but is, under applicable securities legislation, deemed to beneficially own the Common Shares held by A2 Capital Management Inc., by reason of control of A2 Management Inc.

(4)

Mr. Burstall does not own 70,000 Common Shares directly, but is, under applicable securities legislation, deemed to beneficially own the Common Shares held by Lost In Space, Inc., by reason of control of Lost In Space, Inc. Mr. Burstall holds 86,500 options.

(5)	Mr. Moos holds 150,000 options.

Field Trip Nominees

The following table sets forth a brief background regarding the Field Trip Nominees, none of whom are currently directors of the Corporation, followed by additional biographical information. The information contained herein is based upon information furnished by the respective Field Trip Nominees.

Name of Nominee, Current Position with the Corporation, and Province/State and Country of Residence	Occupation, Business or Employment	Director of Field Trip Since(1)	Number and Percentage of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)
Joseph del Moral Toronto, Ontario	Chief Executive Officer of Field Trip	April 2019	5,267,026(3) 14.48%
Ronan Levy Toronto, Ontario	Executive Chairman of Field Trip	April 2019	3,517,027(4) 9.67%
Hannan Fleiman Toronto, Ontario	President of Healthcare of Field Trip	April 2019	3,580,915(5) 9.84%
Mujeeb Jafferi Toronto, Ontario	President & Chief Operating Officer of Field Trip	January 2020	3,622,582 9.96%
Dr. Ryan Yermus Toronto, Ontario	Chief Clinical Officer of Field Trip	January 2020	3,655,915(6) 10.5%
Helen M. Boudreau Cambridge, Massachusetts

Ms. Boudreau is a retired senior executive with 30 years experience across biotech, pharmaceuticals, consulting and banking industries. She has worked in board environments, both as a public company CFO and a board member. Ms. Boudreau was most recently COO of the Bill & Melinda Gates Medical Research Institute.

		April 2020	Nil(7)
Dieter Weinand Pompano Beach, Florida

Mr. Weinand is an experienced executive with over 30 year of experience in the pharmaceuticals and biotech industries. Mr. Weinand presently services as the Chairman of the Board of Directors of Replimune Group Inc. (NASDAQ: REPL).

		April 2020	Nil(8)

Notes:

(1)	In the event that the Transaction is not completed, the Field Trip Nominees will not become directors of the Corporation. See “Statement of Corporate Governance Practices – Board of Directors”.
(2)	Anticipated percentage of Common Shares to be beneficially owned, or controlled or directed, directly or indirectly, upon completion of the Transaction.

(3)

Mr. del Moral does not own 5,267,026 Field Trip Shares directly, but is, under applicable securities legislation, deemed to beneficially own the Field Trip Shares held by 2360203 Ontario Limited, by reason of control of 2360203 Ontario Limited.

(4)

Mr. Levy does not own 3,544,804 Field Trip Shares directly, but is, under applicable securities legislation, deemed to beneficially own the Field Trip Shares held by Iron and Fuzz Holdings Inc., by reason of control of Iron and Fuzz Holdings Inc.

(5)

Mr. Fleiman does not own 3,655,915 Field Trip Shares directly, but is, under applicable securities legislation, deemed to beneficially own the Field Trip Shares held by CRS Energy Inc., by reason of control of CRS Energy Inc.

(6)

Dr. Yermus does not own 3,655,915 Field Trip Shares directly, but is, under applicable securities legislation, deemed to beneficially own the Field Trip Shares held by 2423450 Ontario Limited, by reason of control of 2423450 Ontario Limited.

(7)	Ms. Boudreau holds 100,000 options, each of which is exercisable into one Field Trip Share.
(8)	Mr. Weinand holds 100,000 options, each of which is exercisable into one Field Trip Share.

Joseph del Moral, Director, Age 42

Mr. del Moral is an experienced entrepreneur and a founder of Field Trip. In 2014, he was the founder and CEO of CanvasRx Inc. and Canadian Cannabis Clinics, which grew to be the largest cannabis clinic company in Canada. In 2016, CanvasRx was acquired by Aurora Cannabis Inc. (NYSE: ACB) (“Aurora”) and he joined Aurora’s board of directors. During his time at Aurora, Mr. del Moral ensured that CanvasRx continued to grow and achieve its milestones as well as assisted in corporate development, M&A and strategy. After leaving Aurora in 2018, Mr. del Moral assumed the role of CEO of Trait Biosciences Inc., a leading biotech company in the hemp and cannabis industries. Prior to his time in the cannabis industry, Mr. del Moral co-founded Newten Home Comfort, a fast growing home services company acquired by Just Energy Inc. in 2009, and he is also on the board of directors of Felix Health, an innovative direct to consumer healthcare company that is changing how Canadians access prescription drugs. Mr. del Moral holds a Bachelor of Commerce degree (Finance and Entrepreneurship) from McGill University.

Ronan Levy, Director, Age 41

Mr. Levy is an entrepreneur and is a co-founder and Executive Chairman of Field Trip. Concurrent with his work at Field Trip, he is a partner at Grassfed Ventures, a venture capital and advisory firm focused on the cannabis and biotech industries, and a member of the board of directors of Trait Biosciences Inc., a leading biotech company in the hemp and cannabis industries. Prior to his current roles, Mr. Levy co- founded Canadian Cannabis Clinics and CanvasRx Inc., which were acquired by Aurora in 2016, after which he served as Senior Vice President, Business and Corporate Affairs, for Aurora. A lawyer by training, Mr. Levy started his career as a corporate lawyer at Blake, Cassels & Graydon LLP and as legal counsel at CTVglobemedia Inc. (now Bell Media Inc.). Mr. Levy holds a Juris Doctor and a Bachelor of Commerce degree, both from the University of Toronto.

Hannan Fleiman, Director, Age 40

Mr. Fleiman is a serial entrepreneur and has co-founded and operated several companies, including Field Trip, CanvasRx Inc., Canadian Cannabis Clinic and Dominion Home Insulation. Prior to founding these companies, Mr. Fleiman managed the hospital department, animal health and OTC divisions at Teva Canada. Mr. Fleiman is a board member of a MedicNL, a contract research organization, and was a board member of Abacus Health Products, Inc., where he headed its audit and compensation committees, before the successful sale to Charlotte’s Web Holdings, Inc. (CSE: CWEB). Mr. Fleiman earned his MBA from McMaster University and his Bachelor of Science degree from the University of Guelph.

Mujeeb Jafferi, Director, Age 37

Mr. Jafferi is an experienced management executive and a founder of Field Trip. Prior to joining Field Trip, Mr. Jafferi spent over a decade in the retail and renewable energy sectors, in a variety of transformative leadership roles. Between 2016 and 2019, Mr. Jafferi served as the Vice President of Sales Operations and Strategy at Just Energy Inc. (TSX: JE) and the President of Just Energy Solar. In 2015, Mr. Jafferi served as a Partner at a renewable energy technology startup, LightWing Partners, leading its business development efforts across the US market. LightWing Partners was subsequently acquired by SunEdison. Between 2009 and 2015, Mr. Jafferi held several progressive and diverse leadership roles at Just Energy, including Director of Corporate Planning and Financial Analysis, and Asst. Regional General Manager for the US Northeast region. He holds a BA in Information Technology degree from York University and a Global Professional Master of Laws degree from the University of Toronto.

Dr. Ryan Yermus, Director, Age 39

Dr. Yermus is a physician who completed his medical training at the University of Ottawa in 2007 and his residency at the University of Toronto in 2009. As a pioneer in the Canadian medical cannabis industry, he was responsible for the development of a clinical protocol that led to the treatment of thousands of medical cannabis patients. In 2014, Dr. Yermus founded Medical Marijuana Clinics of Canada (“MMCC”), the first fully compliant cannabis clinic in Ontario. MMCC went on to be acquired by Canadian Cannabis Clinics, which grew to become the nation’s largest cannabis clinic network and was acquired by Aurora in 2016. For the past decade, Dr. Yermus has also worked as a clinician, helping patients suffering from addictions.

Helen M. Boudreau, Director, Age 54

Ms. Boudreau is a retired senior executive, with 30 years’ experience across the biotech, pharmaceuticals, consulting and banking industries. She was most recently COO of the Bill & Melinda Gates Medical Research Institute, a non-profit biotech company focused on diseases that cause mortality, poverty and inequality in low and middle-income countries. Previously, she served as CFO for public and private biotech companies, Proteostasis Therapeutics and FORMA Therapeutics. Ms. Boudreau spent 16 years at Novartis and Pfizer, serving in strategy and senior finance roles, including Global CFO, Oncology Business Unit, CFO, US Corporate, VP Investor Relations, VP Finance, Customer Business Unit and Commercial Operations, and VP Finance, Global R&D. She started her career in banking and was an engagement manager at McKinsey & Company, a strategic consulting firm. Ms. Bourdreau is currently a member of the board of Premier, Inc. (NASDAQ: PINC), a healthcare improvement company, and is also on the boards of two private biotech companies. Helen earned a BA in Economics, summa cum laude, from the University of Maryland, and an MBA from the Darden Graduate School of Business at the University of Virginia.

Dieter Weinand, Director, Age 59

Mr. Weinand is an experienced executive with over 30 years of experience in the pharmaceuticals and biotech industries. Mr. Weinand presently serves as the Chairman of the board of directors of Replimune Group Inc. (NASDAQ: REPL). Previously, Mr. Weinand served as the Executive Vice President of Primary Care and was a member of the Executive Committee at Sanofi from November 1, 2018 to February 2020. Before moving to Sanofi, Mr. Weinand was CEO and Chairman of the Board of Management of Bayer Pharma AG and member of the Management Board at Bayer AG. Prior to his work at Sanofi and Bayer, Mr. Weinand has held various positions in commercial, operational and strategic areas of the pharmaceutical industry. These included responsibilities spanning various therapeutic areas and geographies for companies such as Pfizer, Bristol Myers Squibb and Otsuka. Mr. Weinand earned an MS in Pharmacology and Toxicology from Long Island University, New York, and a BA in Biology from Concordia College, New York. Mr. Weinand is a former board member of the Pharmaceutical Research and Manufacturers of America (PhRMA), the European Federation of Pharmaceutical Industries & Associations (EFPIA), and the International Federation of Pharmaceutical Manufacturers (IFPMA), and served as a member of the board of directors of HealthPrize Technologies.

Orders, Penalties and Bankruptcies

To the knowledge of the Corporation, as of the date hereof, other than as disclosed herein, no Newton Nominee or Field Trip Nominee:

•	is, or has been, within 10 years before the date hereof, a director, CEO or CFO of any company (including the Corporation) that:

•	was subject to an order that was issued while the proposed director was acting in the capacity as director, CEO or CFO, or

•

was subject to an order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO;

•

is, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Corporation) that, while such Nominee was acting in that capacity, or within a year of such Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•

has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such Nominee.

For the purposes of the above section, the term “order” means:

•	a cease trade order, including a management cease trade order;

•	an order similar to a cease trade order; or

•	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

Mr. Burstall was a director of Ranger Canyon Energy Inc. until September 27, 2011, which was cease traded by the Alberta Securities Commission on May 21, 2009 and continues to be cease traded for failure to file financial statements, management discussion and analysis and certificates of annual filings for the year ended December 31, 2008 and subsequent periods. On or about April 2, 2014, the Alberta Securities Commission cease traded QSolar Limited (“QSolar”) based on the fact that the entire board of directors and all of the executive officers resigned and QSolar discontinued operations. Pursuant to a court order dated on or about April 17, 2015, Mr. Burstall, along with three other individuals, were appointed directors of QSolar in order to try to preserve the assets of QSolar. Mr. Burstall resigned as a director of QSolar effective June 18, 2015. Mr. Burstall has been a director of CanAsia Financial Inc. (“CanAsia”) since March 25, 2015. On May 5, 2016, the Alberta Securities Commission and other securities commissions cease traded CanAsia for failing to file annual audited financial statements, annual management’s discussion and analysis and certification of annual filings for the year ended December 31, 2015 and subsequent periods. On September 27, 2017, the Alberta Securities Commission and other securities commissions revoked CanAsia’s cease trade order.

To the knowledge of the Corporation, as of the date hereof, no Newton Nominee or Field Trip Nominee has been subject to:

•

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•	any other penalties or sanctions imposed by a court or regulatory body,

that would likely be considered important to a reasonable Shareholder in deciding to vote for a proposed director.

Appointment of Auditor

DeVisser Gray LLP of Vancouver, British Columbia, the present auditor of the Corporation, was first appointed as such on October 10, 2014. Management recommends the re-appointment of DeVisser Gray LLP as the auditor to hold office until the close of the next annual meeting of the Shareholders.

Field Trip has notified the Corporation of its expectation that, in the event that the Transaction is completed, the Resulting Issuer’s fiscal year end will be changed from December 31 to March 31, being Field Trip’s fiscal year end, and MNP LLP, being Field Trip’s auditors, will be appointed as auditors of the Resulting Issuer.

The determination by the Resulting Issuer to use MNP LLP as auditor of the Resulting Issuer in the event that the Transaction is completed is expected to be made in the context of the Transaction and not because of any “reportable event” (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations).

Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the appointment of DeVisser Gray LLP as auditors of the Corporation at remuneration to be fixed by the Board.

Name Change

Upon completion of the Transaction, the Corporation intends that the business of Field Trip will be the business of the Corporation. In connection therewith, the Corporation wishes to change its name to “Field Trip Health Ltd.”, or such other name as the Board, in its sole discretion, deems appropriate or as may be required or permitted by applicable regulatory authorities (the “Name Change”) pursuant to subsection 173(1)(a) of the ABCA. The Board has determined that the Name Change is in the best interests of the Corporation in order to reflect the change in its business activities.

The Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing the amendment of the articles of the Corporation to effect the Name Change (the “Name Change Resolution”). To be effective, the Name Change Resolution must be approved by the affirmative vote of not less than two-thirds (2/3) of the votes cast by the holders of Common Shares present in person or by proxy at the Meeting.

Approval of the Name Change is a condition to the completion of the Transaction. Failure to approve the Name Change Resolution could impede or prevent the completion of the Transaction. Shareholders are urged to vote in favour of this special resolution. The text of the Name Change Resolution is as follows:

“BE IT RESOLVED as a special resolution of the Shareholders that:

1.

the articles of the Corporation be amended to change the name of the Corporation to “Field Trip Health Ltd.” or such other name as the Board, in its sole discretion, deems appropriate and the Registrar (as defined in the ABCA) may permit;

2.

any one director or officer be and is hereby authorized to send to the Registrar Articles of Amendment of the Corporation in the prescribed form, and any one or more directors are hereby authorized to prepare, execute and file Articles of Amendment in the prescribed form in order to give effect to this special resolution;

3.

any director or officer of the Corporation is hereby authorized, empowered and instructed, acting for, in the name and on behalf of Corporation, to execute or cause to be executed, under the seal of Corporation or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing; and

4.

the directors of the Corporation are hereby authorized and granted with absolute discretion and without further approval of the Shareholders, to revoke and rescind the foregoing resolution before the issuance by the Registrar of a certificate of amendment or articles in respect of such amendment.”

The requisite regulatory approvals for the Name Change, including the approvals of the TSXV, if required (or any other stock exchange on which the Common Shares are listed), may not be sought by the Corporation until after the Board decides to implement the Name Change. There can be no assurance that the applicable regulatory approvals for the Name Change will be obtained. The Name Change Resolution authorizes the Board not to proceed with the Name Change, without further approval of the Shareholders, before the issuance by the Registrar of a certificate of amendment or articles in respect of such amendment.

Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the Name Change Resolution. The Board unanimously recommends that Shareholders vote for the Name Change Resolution.

Consolidation

In order to effect the Transaction on the terms set out in the Amalgamation Agreement, the Shareholders will be asked to approve a special resolution approving a consolidation of the outstanding Common Shares of the Corporation (the “Consolidation”) on the basis of one post-Consolidation Common Share for every eight pre-Consolidation Common Shares that are outstanding prior to the effective date, pursuant to subsection 173(1)(f) of the ABCA.

The Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing the Consolidation (the “Consolidation Resolution”). To be effective, the Consolidation Resolution must be approved by the affirmative vote of not less than two-thirds (2/3) of the votes cast by the holders of Common Shares present in person or by proxy at the Meeting.

Approval of the Consolidation is a condition to the completion of the Transaction. Failure to approve the Consolidation Resolution could impede or prevent the completion of the Transaction. Shareholders are urged to vote in favour of this special resolution.

The text of the Consolidation Resolution is as follows:

“BE IT RESOLVED as a special resolution of the Shareholders that:

1.	the Corporation be and is hereby authorized to consolidate the issued and outstanding Common Shares on the basis of one Common Share for every eight issued and outstanding Common Shares;

2.

no fractional Common Shares shall be issued in connection with the Consolidation. Where the Consolidation would otherwise result in a Shareholder being entitled to a fractional Common Share, the number of post-Consolidation Common Shares issued to such Shareholder shall be rounded down to the next whole number of Common Shares. In calculating such fractional interests, all Common Shares held by a beneficial holder shall be aggregated;

3.

any director or officer of the Corporation is hereby authorized, empowered and instructed, acting for, in the name and on behalf of Corporation, to execute or cause to be executed, under the seal of Corporation or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing; and

4.

the directors of the Corporation are hereby authorized and granted with absolute discretion and without further approval of the Shareholders, to revoke and rescind the foregoing resolution before it is acted upon.”

The requisite regulatory approvals for the Consolidation, including the approvals of the TSXV, if required (or any other stock exchange on which the Common Shares are listed), may not be sought by the Corporation until after the Board decides to implement the Consolidation. There can be no assurance that the applicable regulatory approvals for the Consolidation will be obtained. The Consolidation Resolution authorizes the Board not to proceed with the Consolidation, without further approval of the Shareholders, before it is acted upon.

Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the Consolidation Resolution. The Board unanimously recommends that Shareholders vote for the Consolidation Resolution.

Effect of Consolidation

The Consolidation will not materially affect any Shareholders’ percentage ownership in the Corporation, although such ownership will be represented by a smaller number of post-Consolidation Common Shares. If the Consolidation is approved and given effect, the number of Common Shares outstanding prior to completion of the Transaction will be approximately 795,130 Common Shares, or such other amount depending on the final Consolidation ratio agreed to by the Board. The Consolidation is expected to lead to an increase in the number of Shareholders who will hold “odd lots”; that is, a number of shares not evenly divisible into board lots (a board lot is either 100, 500 or 1,000 shares, depending on the price of the shares). As a general rule, the cost to Shareholders transferring an odd lot of Common Shares is somewhat higher than the cost of transferring a “board lot”. Nonetheless, the Board believes the Consolidation is in the best interest of the Corporation as the Consolidation is a condition to complete the Transaction despite the potential increased cost to Shareholders in transferring odd lots of post- Consolidation Common Shares.

Fractional Shares

If the Consolidation is implemented, fractional post-Consolidation Common Shares will not be issued to Shareholders. Where the Consolidation would otherwise result in a Shareholder being entitled to a fractional Common Share, the number of post-Consolidation Common Shares issued to such holder of Common Shares shall be rounded down to the next whole number of Common Shares. In calculating such fractional interests, all Common Shares held by a beneficial holder shall be aggregated.

Implementation of Consolidation

Shareholders will be notified as soon as practicable after the Consolidation becomes effective. The Corporation expects that Computershare will act as exchange agent for purposes of implementing the exchange of share certificates.

Following the filing by the Corporation of articles of amendment implementing the Name Change and Consolidation (assuming that the Name Change Resolution and Consolidation Resolution are passed at the Meeting), all Common Shares held by Shareholders will be consolidated without any further action required by Shareholders. Upon completion of the Name Change and Consolidation, the number of Common Shares outstanding will be so adjusted on the Corporation’s register of Common Shares maintained by the Corporation’s transfer agent, and registered Shareholders will receive a share certificate or a statement prepared by such transfer agent pursuant to its direct registration system (a “DRS Advice Statement”) evidencing the post-Consolidation Common Shares to which such Shareholder is entitled. Beneficial Shareholders should note that their intermediaries may have various procedures for processing the Name Change and Consolidation. Beneficial Shareholders will not receive a share certificate or DRS Advice Statement upon completion of the Name Change and Consolidation. If a Beneficial Shareholder has any questions in this regard, the Beneficial Shareholder is encouraged to contact its intermediary.

Approval of Stock Option Plan

The TSXV requires that all listed companies with a 10% rolling stock option plan obtain shareholder approval of the plan on an annual basis. Shareholders will be asked at the Meeting to vote on a resolution to approve, for the ensuing year, the Newton Option Plan as described below.

The Newton Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, the option to purchase Common Shares. The purpose of the Newton Option Plan is to develop the interests of directors, officers, employees and consultants of the Corporation and its affiliates in the growth and development of the Corporation and its affiliates by providing them with the opportunity through share options to acquire an increased proprietary interest in the Corporation.

The number of Common Shares issuable upon the exercise of options granted under the Newton Option Plan at any time may not exceed 10% of the total number of issued and outstanding Common Shares (on a non-diluted basis) and the aggregate number of Common Shares issuable to any one individual may not exceed 5% of the total number of issued and outstanding Common Shares. The period during which an option granted under the Newton Option Plan is exercisable may not exceed five years from the date such option is granted. All options are non-assignable and non-transferrable. The price which the Common Shares may be acquired upon exercise of an option may not be less than the price permitted under the rules of any stock exchange on which the Common Shares are listed and the vesting provisions are determined by the Board at the time of grant.

If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant of the Corporation for any reason other than death, the option may be exercised within the earlier of up to 90 days after such cessation or the expiry of the option, but only to the extent that the holder was entitled to exercise the option at the date of cessation. In the case of death an optionee, the option may be exercised within the earlier of up to 12 months after such death or the expiry of the option, but only to the extent that the holder was entitled to exercise the option at the date of death.

The Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving the Newton Option Plan (the “Newton Option Plan Resolution”). To be effective, the Newton Option Plan Resolution must be approved by the affirmative vote of not less than a majority of the votes cast by the holders of Common Shares present in person or by proxy at the Meeting.

The text of the Newton Option Plan Resolution is as follows:

“BE IT RESOLVED as an ordinary resolution of the Shareholders that:

1.

the Newton Option Plan in the form attached as Appendix “B” to the Circular, be and is hereby approved with such modifications as may be required by the TSXV (or any other stock exchange on which the Common Shares are listed);

2.

the maximum number of Common Shares of the Corporation which may be issued under the Newton Option Plan shall be equal to ten percent (10%) of the then issued and outstanding Common Shares of the Corporation from time to time; and

3.

any director or officer of the Corporation is hereby authorized, empowered and instructed, acting for, in the name and on behalf of Corporation, to execute or cause to be executed, under the seal of Corporation or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.”

The requisite regulatory approvals for the Newton Option Plan, including the approvals of the TSXV (or any other stock exchange on which the Common Shares are listed), may not be sought by the Corporation until after the Meeting. There can be no assurance that the applicable regulatory approvals for the Newton Option Plan will be obtained.

It is expected that the Resulting Issuer will adopt a new stock option plan upon completion of the Transaction under which options issued on and after completion of the Transaction will be issued. It is expected that only options existing prior to the Transaction will be governed by the Newton Option Plan until their exercise or expiry.

Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the Newton Option Plan Resolution.

Listing Transfer to CSE

The Common Shares are currently listed on the NEX under the trading symbol “NTN.H”. In connection with the Transaction, the Corporation intends to (i) apply to the TSXV to voluntarily de-list its Common Shares from the NEX (the “De-listing”), and (ii) apply to list the Common Shares on the facilities of the CSE (together, the “Listing Transfer”). Consequently, the Corporation is seeking the approval of the Shareholders (exclusive of Non Arm’s Length Parties) to proceed with the De-listing.

The Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing the De-listing (the “De-listing Resolution”). To be effective, the De- listing Resolution must be approved by (i) at least a majority of the votes cast on the De-listing Resolution, and (ii) a simple majority of the votes cast on the De-listing Resolution by Shareholders voting in person or by proxy other than votes attaching to Common Shares beneficially owned by Non Arm’s Length Parties.

Approval of the De-listing Resolution is a condition to the completion of the Transaction. Failure to approve the De-listing Resolution could impede or prevent the completion of the Transaction. Shareholders are urged to vote in favour of this ordinary resolution.

The text of the De-listing Resolution is as follows:

“BE IT RESOLVED as an ordinary resolution of the Shareholders that:

1.	the Corporation is hereby authorized to voluntarily de-list the Common Shares from the NEX Board of the TSXV;

2.

the Corporation is authorized to prepare such disclosure documents and make such submissions and filings with the TSXV as the Corporation may deem necessary or desirable to obtain TSXV acceptance of the De-listing;

3.

any director or officer of the Corporation is hereby authorized, empowered and instructed, acting for, in the name and on behalf of Corporation, to execute or cause to be executed, under the seal of Corporation or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing; and

4.

the directors of the Corporation are hereby authorized and granted with absolute discretion and without further approval of the Shareholders, to revoke and rescind the foregoing resolution before it is acted upon.”

The requisite regulatory approvals for the De-listing and the Listing Transfer, including the approvals of the TSXV and CSE, may not be sought by the Corporation until after the Board decides to implement the De-listing and/or the Listing Transfer. The Listing Transfer is conditional upon the Corporation obtaining any necessary regulatory consent, including from the TSXV and CSE. If the CSE conditionally approves the listing of the Common Shares, and subject to the approval of the TSXV and Shareholder approval of the De-listing Resolution, the Corporation intends to de-list the Common Shares from the NEX and commence trading on the CSE in connection with the closing of the Transaction. Unless the CSE conditionally approves the listing of the Common Shares, the Corporation will not de-list the Common Shares from the NEX. There can be no assurance that either the TSXV will approve the De-listing or that the CSE will approve the Listing Transfer. The De-listing Resolution authorizes the Board not to proceed with the De-listing, without further approval of the Shareholders, before it is acted upon.

De-listing will occur following the Corporation’s receipt of the CSE’s conditional approval to list the Common Shares. After the De-listing and until the Common Shares are listed on the CSE or another stock exchange, there will be no marketplace for the trading of the Common Shares.

The Board believes that the CSE has a preferred fee structure for the Corporation which will allow the Corporation to devote a larger portion of its financial resources to executing its business strategy. Additionally, the Board believes that the rules and policies of the CSE are more suitable for the Resulting Issuer and that the CSE will provide a marketplace that is as good as or better than the NEX for the trading of its Common Shares.

Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the De-listing Resolution. The Board unanimously recommends that Shareholders vote for the De-listing Resolution.

Amendment to By-Laws

General

At the Meeting, Shareholders will be asked to consider, and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the “By-law Amendment Resolution”) approving the adoption of an amended and restated By-law Number 2 (the “Amended and Restated By-law”). The Amended and Restated By-law includes: (i) additions and clarification to the reporting requirements of directors and officers regarding conflicts of interest, (ii) amendments to corporate governance provisions, (iii) amendments to notice requirements for meetings of shareholders, (iv) deletion of references to a unanimous shareholders agreement, which are not applicable given the Corporation is a public company, and (v) modernization of the Amended and Restated By-law to contemplate electronic, book-based or other non-certificated registered positions of Common Shares, the giving of electronic notice or documents, and other minor amendments of an administrative or clerical nature, all as described in further detail below. There have been no other changes other than amendments of a housekeeping nature.

The Amended and Restated By-law was approved by the Board on August 21, 2020, subject to the approval of the By-law Amendment Resolution at the Meeting and completion of the Transaction. Pursuant to the requirements of the ABCA, the adoption of the Amended and Restated By-law must be submitted to Shareholders for confirmation. If approved by ordinary resolution, the Amended and Restated By-law will be in full force and effect following completion of the Transaction. If not, By-law Number 2 will remain effective.

Description of Key Differences Between the Previous By-law and the Amended and Restated By-law

The following summarizes the key differences between By-law Number 2 and the Amended and Restated By-law and is qualified in its entirety by the text of the Amended and Restated By-law, which is attached to the Circular as Appendix “C”. Shareholders should review the Amended and Restated By-law in its entirety. Those changes that are generally of a housekeeping nature are not outlined below.

Conflict of Interest

The Amended and Restated By-law adds the requirement that a director or officer of the Corporation must disclose to the Corporation the nature and extent of any interest they have in a material contract or a material transaction, whether made or proposed. By-law Number 2 previously only required notification regarding any interests a director or officer has in a material contract.

In addition, this notification must be provided in writing or by entering the notification in the minutes of meetings of directors, or of meetings of committees of directors, at the time and in the manner provided in the ABCA. The notification must include the nature and extent of the interest and, if the director or officer: (i) is a party to the contract or transaction, (ii) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or (iii) has a material interest in a party to the contract or transaction.

A contract or transaction for which disclosure is required is not invalid, and the director or officer is not accountable to the Corporation or its shareholders for any profit realized from the contract or transaction, because of the director’s or officer’s interest in the contract or transaction or because the director was present or was counted to determine whether a quorum existed at the meeting of directors or committee of directors that considered the contract or transaction, if the director or officer disclosed his interest in accordance with the provisions of the Act and the contract or transaction was approved by the directors, and it was reasonable and fair to the Corporation when it was approved.

Even if these conditions are not met, a director or officer, acting honestly and in good faith, shall not, by reason only of his office, be accountable to the Corporation or to the Shraeholders for any profit realized from a contract or transaction for which disclosure is required, and the contract or transaction is not invalid by reason only of the interest of the director or officer in the contract or transaction, if the contract or transaction is approved or confirmed by special resolution at a meeting of the Shareholders, disclosure of the interest was made to the Shareholders in a manner sufficient to indicate its nature before the contract or transaction was approved or confirmed, and the contract or transaction was reasonable and fair to the Corporation when it was approved or confirmed.

Corporate Governance

With respect to corporate governance matters, the Amended and Restated By-law:

•	clarifies certain provisions including the calling of Board meetings and the calling of special meetings of shareholders;

•	removes the concept of a “managing director”, as the Corporation does not have a “managing director”;

•	replaces most references to the “president” to the “chief executive officer”

•

provides that, unless invited by the chairman of a meeting of Shareholders, only Shareholders entitled to vote thereat, the directors and auditors of the Corporation, and those otherwise entitled or required under any provision of the Act or the Corporation’s articles or by-laws to be present, are entitled to be admitted to a meeting of Shareholders; and

•	clarifies the validity of acts of a director or officer where there is an irregularity in their election or appointment, or a defect in their qualification.

Modernization and Administrative Changes

The Amended and Restated By-law contains a number of additional minor amendments of an administrative or clerical nature, most of which are updates intended to ensure that the Amended and Restated By-law remains consistent with current practice among Canadian public companies. In particular, the Amended and Restated By-law:

•

provides for registered securityholders to have their holdings evidenced by an electronic, book- based, direct registration service or other non-certificated entry or position on the register of securityholders to be kept by the Corporation in place of a physical security certificate;

•	adds, where applicable, reference to the Securities Transfer Act (Alberta) and the Civil Enforcement Act (Alberta); and

•	provides for the giving of notice or a document by electronic means.

Shareholder Approval

The text of the By-law Amendment Resolution is as follows:

“BE IT RESOLVED as an ordinary resolution of the Shareholders that:

1.	the Amended and Restated By-law, approved by the Board on August 21, 2020, is hereby authorized and approved as a by-law of the Corporation, subject to completion of the Transaction; and

2.

any director or officer of the Corporation is hereby authorized, empowered and instructed, acting for, in the name and on behalf of Corporation, to execute or cause to be executed, under the seal of Corporation or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.”

Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the By-law Amendment Resolution. The Board unanimously recommends that Shareholders vote for the By-law Amendment Resolution.

Continuance

The Corporation is currently governed by the ABCA. Field Trip has notified the Corporation of its expectation that, in the event that the Transaction is completed, the Resulting Issuer will wish to apply for the continuance of the Corporation (the “Continuance”) from the ABCA to the federal jurisdiction of the Canada Business Corporations Act (“CBCA”) pursuant to section 189 of the ABCA and section 187 of the CBCA.

The Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing the Continuance (the “Continuance Resolution”) including the adoption, effective upon the issuance of the Certificate of Continuance, of the by-laws attached as Appendix “D” to this Circular. See “ – Effect of the Continuance”. To be effective, the Continuance Resolution must be approved by the affirmative vote of not less than two-thirds (2/3) of the votes cast by the holders of Common Shares present in person or by proxy at the Meeting.

Approval of the Continuance Resolution is a not condition to the completion of the Transaction.

The text of the Continuance Resolution is as follows:

“BE IT RESOLVED as a special resolution of the Shareholders that:

1.

the Corporation be authorized to make application to the Registrar (as defined in the ABCA) for the issuance of a consent to file articles of continuance with the Director (as defined in the CBCA) to continue the Corporation as if it had been incorporated under the CBCA, and to make application to the Registrar of Corporations of Alberta for the issuance of a certificate of discontinuance (“Certificate of Discontinuance”);

2.

the Corporation be authorized to make application to the Director for a certificate of continuance (the “Certificate of Continuance”) and prepare for the Director, articles of continuance, a notice of directors and a notice of registered office, all in the form that the Director fixes, to continue the Corporation under the CBCA;

3.

subject to completion of the Continuance and the issue of the Certificate of Discontinuance and without affecting the validity of the Corporation and existence of the Corporation by or under its articles and of any act done thereunder, its articles are hereby amended to make all changes necessary to conform to the requirements of the CBCA;

4.	effective upon the issuance of the Certificate of Continuance, the by-laws attached as Appendix “D” to this Circular are hereby adopted and approved as the only by-laws of the Corporation;

5.

effective upon the issuance of the Certificate of Continuance, the Board is hereby authorized to determine, from time to time, the number of directors within the minimum and maximum number provided for in the articles of the Corporation;

6.

any director or officer of the Corporation is hereby authorized, empowered and instructed, acting for, in the name and on behalf of Corporation, to execute or cause to be executed, under the seal of Corporation or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing; and

7.

notwithstanding that this special resolution has been duly passed by the Shareholders, the directors of the Corporation be, and they hereby are, authorized and empowered to revoke this special resolution, abandon any application made in connection with the Continuance and to determine not to proceed with the Continuance without further approval of the Shareholders before the issuance by the Director of the Certificate of Continuance.”

The requisite regulatory approvals for the Continuance, including the approvals of the TSXV (or any other stock exchange on which the Common Shares are listed), may not be sought by the Corporation until after the Board decides to implement the Continuance. There can be no assurance that the applicable regulatory approvals for the Continuance will be obtained. The Continuance Resolution authorizes the Board not to proceed with the Continuance, without further approval of the Shareholders, before the issuance by the Director of the Certificate of Continuance.

Reasons for the Continuance

Field Trip has notified the Corporation of its expectation that, in the event that the Transaction is completed, it may be desirable to continue the Corporation such that it will be governed by the CBCA.

Furthermore, upon completion of the Transaction, the Resulting Issuer intends for its registered office to be outside of the Province of Alberta.

Procedure to Effect Continuance

In order to effect the Continuance, the following steps must be taken:

1.

the shareholders must approve the Continuance Resolution at the Meeting, authorizing the Corporation to, among other things, file an application for a certificate of continuance (the “Certificate of Continuance”) with the Director requesting that the Corporation be continued as if it had been incorporated under the CBCA. The application for the Certificate of Continuance requires that the Corporation send to the following documents to the Director: (i) articles of continuance (the “Articles of Continuance”); (ii) a notice of directors; and (iii) a notice of registered office, all in the form that the Director fixes;

2.	the Registrar must consent to the proposed Continuance (the “Consent”), upon being satisfied that the Continuance is effected in compliance with section 189 of the ABCA;

3.

the Corporation must file a notice of continuance with the Registrar satisfying the Registrar that the Corporation has continued under the CBCA. The Registrar will then issue the Certificate of Discontinuance;

4.

on the date shown on the Certificate of Continuance, (i) the Corporation becomes a Corporation to which the CBCA applies as if it had been incorporated under the CBCA; (ii) the Articles of Continuance are deemed to be the articles of incorporation of the continued Corporation; and (iii) the Certificate of Continuance is deemed to be the certificate of incorporation of the continued Corporation; and

5.	on the date shown on the Certificate of Discontinuance, the Corporation becomes an extra- provincial corporation as if it had been incorporated under the laws of the CBCA.

Effect of the Continuance

If the Continuance is approved by Shareholders and implemented by the Board, the Corporation shall apply to and file all necessary documentation with the Registrar for the Consent. Immediately following the receipt of the Consent, the Corporation shall apply for the Certificate of Continuance and file the Articles of Continuance under the CBCA to continue the Corporation into the federal jurisdiction of Canada. The Articles of Continuance will be deemed to be the articles of incorporation of the continued Corporation under the CBCA and the Certificate of Continuance issued by the Director under the CBCA will be deemed to be the certificate of incorporation of the continued Corporation.

In connection with the Continuance, the existing articles and by-laws of the Corporation will be repealed and the Corporation will adopt articles and by-laws which are suitable for a CBCA corporation. The material differences between the existing by-laws of the Corporation and the proposed post-Continuance by-laws of the Corporation are summarized below. Shareholders are encouraged to read the full text of the post-Continuance by-laws attached hereto as Appendix “D” and the following description of the post-Continuance by-laws is qualified in its entirety by such appendix and by the Amended and Restated By-law and Advance Notice By-law.

•

While the Amended and Restated By-law and the proposed post-Continuance by-laws of the Corporation, at sections 8.06 and 65, respectively, allow for the Corporation to apply and enforce a lien on shares of the Corporation for certain debts of shareholders owed to the Corporation, the post-Continuance by-laws do not allow a shareholder to sell the shares subject to such lien until such time as the Corporation makes a demand and delivers a notice in writing stating the amount due and demanding payment. There is no similar restriction in the Amended and Restated By- law.

•

Section 10.05 of the Amended and Restated By-law provides that a maximum of 50 days’ notice can be given before a meeting of the shareholders. The proposed post-Continuance by-laws, at section 45, increases the maximum number of days’ notice can be given before a meeting of the shareholders to 60 days.

•

Section 10.11 of the Amended and Restated By-law sets a quorum for the transaction of business at any meeting of shareholders at two persons, who are shareholders or duly appointed proxyholders, and representing in the aggregate not less than ten percent (10%) of the outstanding shares of the Corporation carrying voting rights. The proposed post-Continuance by-laws at section 56, reduces the number of voting shares that need to be represented at a shareholders meeting for the transaction of business to five percent (5%).

•

The proposed post-Continuance by-law of the Corporation adds certain additional requirements to the advance notice provisions contained in the Advance Notice By-law. Section 85(c) of the proposed post-Continuance by-law requires that, when notice-and-access is used to deliver proxy- related materials to shareholders, and a shareholder (a “Nominating Shareholder”) wishes to propose nominees to the board of directors of the Corporation (a “Proposed Nominee”) for consideration at a shareholders meeting of the Corporation, such notice must be delivered not less than forty (40) days prior to the date of the meeting, provided, however, in the event that the meeting is to be held on a date that is less than fifty (50) days after the date on which the first public announcement of the date of the meeting was made, (i) in the case of an annual meeting, notice by the Nominating Shareholder shall be made not later than the tenth (10th) day following the date of such public announcement, and (ii) in the case of a special meeting, notice by the Nominating Shareholder shall be made not later than the fifteenth (15th) day following the date of such public announcement. Additionally, the proposed post-Continuance by-laws require that a Nominating Shareholder provide the following additional disclosures regarding a Proposed Nominee, which are in addition to the requirements currently contained in the by-laws of the Corporation: (i) the name and principal business of any company which the Proposed Nominee was employed by within the five years preceding the date of the notice; (ii) a description of any relationship, agreement, arrangement or understanding, including financial compensation and indemnity related relationships, agreements, arrangements or understandings, between the Nominating Shareholder and the Proposed Nominee, or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Nominating Shareholder or the Proposed Nominee with respect to the Proposed Nominee’s nomination and election as a director; and (iii) whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Proposed Nominee.

The Corporation will not change its business or operations as a result of the Continuance.

As of the effective date of the Continuance, the election, duties, resignations and removal of the Corporation’s directors and officers shall be governed by the CBCA and the Corporation will no longer be subject to the corporate governance provisions of the ABCA.

By operation of law applicable under the CBCA, as of the effective date of the Continuance:

•	the property of the Corporation prior to the Continuance continues to be the property of the Corporation;

•	the Corporation continues to be liable for its obligations;

•	an existing cause of action, claim or liability to prosecution is unaffected;

•	a civil, criminal or administrative action or proceeding pending by or against the body corporate may be continued to be prosecuted by or against the corporation; and

•	a conviction against, or ruling, order or judgment in favour of or against, the body corporate may be enforced by or against the corporation.

Certain Corporate Differences between the ABCA and the CBCA

If the Continuance Resolution is approved by the Shareholders and the Continuance is completed, the Corporation will be governed by the CBCA instead of the ABCA. While the rights of shareholders under the CBCA are broadly similar to those under the ABCA, there are a number of variations in the rights afforded to Shareholders under the two pieces of legislation.

The following is a summary of certain similarities and differences between the CBCA and the ABCA on matters pertaining to Shareholder rights. This summary is not exhaustive and is of a general nature only and is not intended to be, and should not be construed to be, legal advice to Shareholders. Accordingly, Shareholders should consult their own legal advisors with respect to the corporate law consequences of the Continuance.

Board of Directors

Under the ABCA, at least one-quarter of a corporation’s directors, and at least one-quarter of the members of any committee of directors, must be resident Canadians. Under the CBCA, at least one- quarter of a corporation’s directors must be resident Canadians; however, there is no similar requirement for committees of directors.

Place of Meetings

The ABCA provides that a meeting may be held outside Alberta where the articles so provide or where all shareholders entitled to vote at such a meeting so agree. The CBCA provides that a meeting of shareholders may be held outside Canada if the place is specified in the articles or where all the shareholders entitled to vote at such a meeting so agree.

Financial Assistance

The ABCA requires disclosure of financial assistance given by a corporation to

•	shareholders or directors of the corporation or its affiliates,

•	any of their associates, and

•	to any person for the purpose of or in connection with the purchase of shares of the corporation or an affiliated corporation.

The CBCA has no such requirement.

Shareholder Proposals

Both the ABCA and the CBCA provide for shareholder proposals. Under the CBCA, a registered or beneficial owner of shares entitled to be voted at an annual meeting may submit a proposal. To be eligible, the registered or beneficial shareholder must either:

•	have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of a least $2,000, or

•	have the support of persons who have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000.

Under the ABCA, a registered holder of shares entitled to vote at an annual meeting of shareholders, or a beneficial owner of shares, may submit a proposal. To be eligible to make a proposal a person must:

•	be a registered holder or beneficial owner of at least one percent (1%) of all issued voting shares of the corporation for at least six months with a fair market value of a least $2,000,

•	have the support of other registered holders or beneficial owners of shares of at least five percent (5%) of the issued voting shares of the corporation,

•	provide to the corporation his or her name and address and the names and addresses of those registered holders or beneficial owners of shares who support the proposal, and

•	continue to hold or own the prescribed number of shares up to and including the day of the meeting at which the proposal is to be made.

Record Date for Voting

The ABCA permits a transferee of common shares after the record date for a shareholder meeting, not later than ten days before the shareholder meeting, to establish a right to vote at the meeting by providing evidence of ownership of common shares and demanding that the transferee’s name be placed on the voting list in place of the transferor. The CBCA does not have an equivalent provision.

Rights of Dissent

Under both the ABCA and the CBCA, shareholders have substantially the same rights of dissent if a corporation resolves to effect certain fundamental changes. Under the CBCA, the corporation must, within ten days of the resolution to which the shareholder dissents being adopted, send notice to the dissenting shareholder. The dissenting shareholder, within 20 days of receiving notice from the corporation or, if such notice was not received, within 20 days after learning that the resolution has been adopted, shall send the corporation notice of his demand for payment of the fair value of his shares, the number and class of shares in respect of which the shareholder dissents and his relevant personal information. Within 30 days of this notice, the dissenting shareholder must send the corporation, or its transfer agent, his share certificates. No more than seven days after the later of the day on which the resolution is effective and the day the corporation receives notice from the dissenting shareholder, the corporation must send to the dissenting shareholder an offer to pay. The corporation or the dissenting shareholder may apply to the court to fix a fair value for the shares of the dissenting shareholder.

Under the ABCA, a dissenting shareholder may send a corporation a written objection to a resolution affecting a fundamental change at or before any meeting of shareholders at which the resolution is to be voted on. Once the resolution is adopted the dissenting shareholder may make application to the court to fix the fair value of his shares. If an application is made to the court, unless the court otherwise orders, the corporation must send an offer to pay to each dissenting shareholder an amount considered by the directors to be the fair value of the shares. Unless the court otherwise orders, the dissenting shareholder may accept the offer to pay from the corporation or wait for an order from the court fixing the fair value of the shares. The dissenting shareholder may accept the offer to pay from the corporation or wait for an order from the court fixing the fair value of the shares. The dissent rights under the ABCA apply to the Continuance Resolution.

Sale of Property

Under both the ABCA and the CBCA, any proposed sale, lease or exchange of all or substantially all of the property of a corporation, other than in the ordinary course of business, must be approved by a special resolution passed by not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of shareholders. The holder of shares of a class or series of shares of a corporation are entitled to vote separately as a class or series in respect of such a sale, lease or exchange if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Amendments to the Articles of the Corporation

Under both the ABCA and the CBCA, certain fundamental changes to the articles of a corporation, such as an alteration of any restrictions on the business carried on by the corporation, changes in the name of the corporation, increases or decreases in the authorized capital, the creation of any new classes of shares and changes in the jurisdiction of incorporation, must be approved by a special resolution passed by a majority of not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of the shareholders of the corporation.

Oppression Remedies

Under the ABCA and the CBCA, a registered or beneficial shareholder, former registered or beneficial shareholder, director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court to rectify the matters complained of where:

•	any act or omission of a corporation or its affiliates effects a result;

•	the business or affairs of a corporation or any of its affiliates are or have been carried on or conducted in a manner; or

•	the powers of a corporation or any of its affiliates are or have been exercised in a manner;

that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any securityholder, creditor, director or officer.

Shareholders’ Derivative Action

Under the ABCA and the CBCA, a registered or beneficial shareholder, former registered or beneficial shareholder, director, former director, officer or former officer of a corporation or its affiliates who, in the discretion of the court, is a proper person to do so, may apply for the court’s leave to:

•	bring a derivative action in the name and on behalf of a corporation or any of its subsidiaries; or

•

intervene in the action to which a corporation or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of a corporation or the subsidiary.

Dissident Proxy Solicitation

Under both the ABCA and the CBCA, in the case of a solicitation by or on behalf of management of a corporation, a person is not entitled to solicit proxies unless a management proxy circular in prescribed form is made available in the prescribed manner to, among others, all of the shareholders whose proxies are solicited. Similarly, a person (other than management or on behalf of management) (a “dissident”) is not entitled to solicit proxies unless a dissident’s proxy circular in prescribed form and stating the purposes of the solicitation is made available in the prescribed manner to, among others, all of the shareholders whose proxies are solicited.

However, under the CBCA, a dissident may solicit proxies without making available a dissident’s proxy circular if the total number of shareholders whose proxies are solicited is 15 or fewer. In contrast, under the ABCA, a dissident is only entitled to solicit proxies without making available a dissident’s proxy circular if the total number of shareholders of the corporation entitled to vote at shareholder meetings is 15 or fewer.

Disclosure Relating to Diversity

Under the CBCA, at each annual meeting of the shareholders, the directors of a distributing corporation must place before the shareholders certain prescribed information respecting the diversity among:

•	the directors;

•	the chair and vice-chair of the board of directors;

•	the president of the corporation;

•	the chief executive officer and chief financial officer;

•	the vice-president in charge of a principal business unit, division or function; and

•	individuals who perform policy-making functions in respect of the corporation.

The ABCA has no such requirement.

Rights of Dissent to the Continuance

Shareholders are entitled to dissent in respect of the Continuance in accordance with section 191 of the ABCA. Strict compliance with the provisions of section 191 is required in order to exercise the right to dissent. Provided the Continuance becomes effective, each dissenting Shareholder will be entitled to be paid the fair value of its Common Shares in respect of which such Shareholder dissents in accordance with section 191 of the ABCA. Persons who are Beneficial Shareholders who wish to dissent should be aware that only Registered Shareholders are entitled to dissent.

Accordingly, a Beneficial Shareholder desiring to exercise its right to dissent must make arrangements for the Common Shares beneficially owned by such person to be registered in its name, or alternatively, make arrangements for the registered holder of its Common Shares to dissent on its behalf. See Appendix “E” to this Circular for the full text of section 191.

In order to be effective, a written notice of objection to the Continuance Resolution must be received by the Corporation prior to the commencement of the Meeting, or at the Meeting. The registered address of the Corporation for such purpose is c/o Burstall LLP, Suite 1600 Dome Tower, 333 - 7th Avenue SW, Calgary, Alberta T2P 2Z1, Attention: Dale Burstall. The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Shareholder who seeks payment of the fair value of its Common Shares. The complete dissent provisions of the ABCA are set forth in Appendix “E” to this Circular. The ABCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters’ rights. Accordingly, each Shareholder who might desire to exercise the dissenters’ rights should carefully consider and comply with the provisions of the ABCA and consult such Shareholder’s legal advisor.

The Board may elect not to proceed with the Continuance if any notices of dissent are received.

INDICATION OF OFFICER AND DIRECTORS

All of the directors and executive officers of the Corporation have indicated that they intend to vote their Common Shares in favour of each of the above resolutions. In addition, unless authority to do so is indicated otherwise, the persons named in the enclosed form of proxy intend to vote the Common Shares represented by such proxies in favour of each of the above resolutions.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may also contact Gino DeMichele, President and Chief Executive Officer of the Corporation at 403-680-7898.

Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for the fiscal years ended December 31, 2019, 2018 and 2017 and subsequent interim periods, which are filed on SEDAR.

OTHER MATTERS

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the Notice. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Circular and its distribution to Shareholders have been approved by the Board.

DATED August 21, 2020.

BY ORDER OF THE BOARD

(signed) “Gino DeMichele”

Gino DeMichele

Chief Executive Officer and Director

APPENDIX A

Audit Committee Charter

[See attached]

NEWTON ENERGY CORPORATION
(the “Corporation”)

May 27, 2008

AUDIT COMMITTEE CHARTER

OVERALL ROLE AND RESPONSIBILITY

The Audit Committee shall:

1.1	assist the Board of Directors in its oversight role with respect to:

(a)	the quality and integrity of financial information;

(b)	the independent auditor’s performance, qualifications and independence;

(c)	the performance of the Corporation’s internal audit function, if applicable; and

(d)	the Corporation’s compliance with legal and regulatory requirements and

1.2

prepare such reports of the Audit Committee required to be included in the information/proxy circular of the Corporation in accordance with applicable laws or the rules of applicable securities regulatory authorities.

MEMBERSHIP AND MEETINGS

The Audit Committee shall consist of three (3) or more Directors appointed by the Board of Directors, of which a majority shall not be officers or employees of the Corporation or any of the Corporation’s affiliates. Each of the members of the Audit Committee shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, and applicable securities regulatory authorities.

The Board of Directors shall designate one (1) member of the Audit Committee as the Committee Chair. Each member of the Audit Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment. The Board of Directors shall determine whether and how many members of the Audit Committee qualify as a financial expert as defined by applicable law.

STRUCTURE AND OPERATIONS

The affirmative vote of a majority of the members of the Audit Committee participating in any meeting of the Audit Committee is necessary for the adoption of any resolution.

The Audit Committee shall meet as often as it determines, but not less frequently than quarterly. The Committee shall report to the Board of Directors on its activities after each of its meetings at which time minutes of the prior Committee meeting shall be tabled for the Board.

The Audit Committee shall review and assess the adequacy of this Charter periodically and, where necessary, will recommend changes to the Board of Directors for its approval.

The Audit Committee is expected to establish and maintain free and open communication with management and the independent auditor and shall periodically meet separately with each of them.

SPECIFIC DUTIES

Oversight of the Independent Auditor

•	Make recommendations to the board for the appointment and replacement of the independent auditor.

•

Responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

•	Authority to pre-approve all audit services and permitted non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

•

Evaluate the qualifications, performance and independence of the independent auditor, including(i) reviewing and evaluating the lead partner on the independent auditor’s engagement with the Corporation, and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

•

Obtain from the independent auditor and review the independent auditor’s report regarding the management internal control report of the Corporation to be included in the Corporation’s annual information/proxy circular, as required by applicable law.

•

Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law (currently at least every 5 years).

Financial Reporting

•	Review and discuss with management and the independent auditor:

○	prior to the annual audit the scope, planning and staffing of the annual audit,

○	the annual audited financial statements,

○	the Corporation’s annual and quarterly disclosures made in management’s discussion and analysis,

○	approve any reports for inclusion in the Corporation’s Annual Report, as required by applicable legislation,

○

the Corporation’s quarterly financial statements, including the results of the independent auditor’s review of the quarterly financial statements and any matters required to be communicated by the independent auditor under applicable review standards,

○	significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements,

○	any significant changes in the Corporation’s selection or application of accounting principles,

○	any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies, and

○	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

•

Discuss with the independent auditor matters relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

AUDIT COMMITTEE’S ROLE

The Audit Committee has the oversight role set out in this Charter. Management, the Board of Directors, the independent auditor and the internal auditor all play important roles in respect of compliance and the preparation and presentation of financial information. Management is responsible for compliance and the preparation of financial statements and periodic reports. Management is responsible for ensuring the Corporation’s financial statements and disclosures are complete, accurate, in accordance with generally accepted accounting principles and applicable laws. The Board of Directors in its oversight role is responsible for ensuring that management fulfills its responsibilities. The independent auditor, following the completion of its annual audit, opines on the presentation, in all material respects, of the financial position and results of operations of the Corporation in accordance with Canadian generally accepted accounting principles.

FUNDING FOR THE INDEPENDENT AUDITOR AND RETENTION OF OTHER INDEPENDENT ADVISORS

The Corporation shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Audit Committee. The Audit Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefore shall also be funded by the Corporation.

APPROVAL OF AUDIT AND REMITTED NON-AUDIT SERVICES PROVIDED BY EXTERNAL AUDITORS

Over the course of any year there will be two levels of approvals that will be provided. The first is the existing annual Audit Committee approval of the audit engagement and identifiable permitted non-audit services for the coming year. The second is in-year Audit Committee pre-approvals of proposed audit and permitted non-audit services as they arise.

Any proposed audit and permitted non-audit services to be provided by the External Auditor to the Corporation or its subsidiaries must receive prior approval from the Audit Committee, in accordance with this protocol. The CFO shall act as the primary contact to receive and assess any proposed engagements from the External Auditor.

Following receipt and initial review for eligibility by the primary contacts, a proposal would then be forwarded to the Audit Committee for review and confirmation that a proposed engagement is permitted.

In the majority of such instances, proposals may be received and considered by the Chair of the Audit Committee (or such other member of the Audit Committee who may be delegated authority to approve audit and permitted non-audit services), for approval of the proposal on behalf of the Audit Committee. The Audit Committee Chair will then inform the Audit Committee of any approvals granted at the next scheduled meeting.

APPENDIX B
Newton Option Plan

[See attached]

NEWTON ENERGY CORPORATION

OPTION PLAN

Dated and Effective as of October 23, 2012.

1.	Purpose of the Plan

(a)

The purpose of the Option Plan (the “Plan”) is to assist Newton Energy Corporation. (the “Corporation”) in attracting, retaining and motivating directors, officers, employees and consultants of the Corporation and of its subsidiaries and to closely align the personal interests of such directors, officers, employees and consultants with those of the Shareholders by providing them with the opportunity, through options, to acquire common shares (the “Common Shares”) in the capital of the Corporation.

(b)

Capitalized words and phrases used but not defined herein shall have the same meanings herein as ascribed thereto in the Corporate Finance Manual of the TSX Venture Exchange (the “Exchange”) and, in particular, in policies 1.1 and 4.4 of the such Corporate Finance Manual, and Outstanding Common Shares shall mean, at the time of any share issuance or grant of Options, the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question on a non-diluted basis, or such other number as may be determined under applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange.

2.	Implementation

The grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of the Exchange and each stock exchange on which the shares of the Corporation are or become listed and of any governmental authority or regulatory body to which the Corporation is subject.

3.	Administration

The Plan shall be administered by the Board of Directors of the Corporation which shall, without limitation, have full and final authority and discretion, subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. The Board of Directors may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretions with respect to the Plan granted to it under this Plan to the Compensation and Governance Committee (the “Compensation Committee”) of the Board of Directors or such other committee of directors of the Corporation as the Board of Directors may designate. Upon any such delegation the Compensation Committee or other committee of directors, as the case may be, as well as the Board of Directors, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to the Plan. When used in the context of this Plan “Board of Directors” shall be deemed to include the Compensation Committee or other committee of directors acting on behalf of the Board of Directors.

4.	Number of Shares Under Plan

A maximum number of Common Shares equal to ten percent (10%) (the “Optioned Shares”) of the Outstanding Common Shares, from time to time, shall be reserved, set aside and made available for issue under and in accordance with the Plan by resolution of the Board of Directors; provided that, in no event shall options be granted entitling any single individual to purchase in excess of five percent (5%) of the Outstanding Common Shares in a twelve month period. If option rights granted to an individual under the Plan shall expire or terminate for any reason without having been exercised in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan. In addition:

(a)

The aggregate number of Common Shares reserved for issuance on exercise of Options, within any twelve month period, granted to any one Consultant of the Corporation may not exceed 2% of the Outstanding Common Shares;

(b)

The aggregate number of the Common Shares reserved for issuance on exercise of Options, in any twelve month period, granted to an Employee conducting Investor Relations Activities may not exceed 2% of the Outstanding Common Shares;

(c)	The maximum number of Common Shares reserved for issuance pursuant to Options granted to Insiders at any time may not exceed 10% of number of Outstanding Common Shares; and

(d)	The maximum number of Common Shares issuable on exercise of Options granted to Insiders in a twelve month period shall not exceed 10% of the number of Outstanding Common Shares.

Provided that, for the purposes of paragraphs (c) and (d) above, an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Common Shares issuable to Insiders.

5.	Eligibility

Options may be granted under the Plan to such directors, officers, employees or consultants of the Corporation, or of its subsidiaries, as the Board of Directors may from time to time designate as participants (the “Participants”) under the Plan. Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under the Plan and to each Participant, the time or times and price or prices at which options shall be granted, the vesting dates, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be in the full and final discretion of the Board of Directors. By granting Options hereunder to an Employee or Consultant the Board of Directors of the Corporation represents on behalf of the Corporation that the Optionee is a bona fide Employee or Consultant.

6.	Terms and Conditions

All options under the Plan shall be granted upon and subject to the terms and conditions hereinafter set forth.

(a)	Exercise Price

The exercise price to each Participant for each Optioned Share shall be as determined by the Board of Directors, but shall in no event be less than the closing market price of the Common Shares of the Corporation on the Exchange on the trading day immediately prior to the time of the grant of the option (or, if no trades occurred on such day, then the next previous day on which trading took place) less the maximum discount permitted under the regulations of the Exchange or such other price as may be agreed to by the Corporation and approved by the Exchange. In the event that the Corporation proposes to reduce the exercise price of Options granted to an Optionee who is an Insider of the Corporation at the time of the proposed amendment, such amendment shall not be effective until disinterested shareholder approval has been obtained in respect of the reduction of the exercise price if required by the rules and policies of the Exchange then in effect.

(b)	Option Agreement

All options granted under the Plan shall be evidenced by means of an agreement between the Corporation and each Participant (the “Option Agreement”) in a form as may be approved by the Board of Directors, such approval to be conclusively evidenced by the execution of the Option Agreement by any two (2) directors or officers of the Corporation other than the Participant.

(c)	Length of Grant

All options granted under the Plan shall expire not later than the fifth anniversary of the date such Options were granted and may be exercised by the Participant as to such varying percentages, on a cumulative basis, during the terms thereof as the Board of Directors shall determine.

(d)	Vesting

Notwithstanding the length of grant as set forth in subparagraph 6(c) above, the time or times at which Options are exercisable and vesting dates shall be the dates so fixed by the Board of Directors of the Corporation, the Compensation Committee of the Board of Directors of the Corporation or such other committee of directors as the Board of Directors may designate at the time of the award of the Options, subject to the provisions of subparagraph 6(j) below which provides for automatic vesting of all Options upon the occurrence of certain specified events, but in any event Options issued to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than one quarter of such Options vesting in any three month period.

(e)	Assignability of Options

An option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant other than by will or other testamentary instrument or the laws of succession and may be exercisable during the lifetime of the Participant only by the Participant.

(f)	Right to Postpone Exercise

Each Participant, upon becoming entitled to exercise an option in respect of any Optioned Shares in accordance with the Option Agreement, shall be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement or the option rights granted there under in accordance with such agreement.

(g)	Exercise and Payment

Any option granted under the Plan may be exercised by a Participant or the legal representative of a Participant giving written notice to the Corporation specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by cash or cheque payable to the Corporation) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice. Upon any such exercise of an option by a Participant the Corporation shall cause the transfer agent and registrar of the Common Shares of the Corporation to promptly deliver to such Participant or the legal representative of such Participant, as the case may be, a share certificate in the name of such Participant or the legal representative of such Participant, as the case may be, representing the number of shares specified in the notice.

(h)	Rights of Participants

The Participants shall have no rights as Shareholders in respect of any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions there from, voting rights, warrants or rights under any rights offering) other than Optioned Shares in respect of which Participants have exercised their option to purchase and which have been issued by the Corporation.

(i)	Alterations in Shares

In the event of a share dividend, share split, issuance of shares or instruments convertible into Common Shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Corporation, the Board of Directors may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan. In any such event, the maximum number of shares available under the Plan may be appropriately adjusted by the Board of Directors. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Corporation by those in another company is imminent, the Board of Directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Participants and of the time for the fulfillment of any conditions or restrictions on such exercise. All determinations of the Board of Directors under this paragraph 6(i) shall be full and final.

(j)	Time of Exercise and Change of Control

All Options will be exercisable in whole on the date upon the occurrence of a written proposal by the Corporation or any other person or corporation to implement a transaction that would, if implemented, result in the following:

(i)

The acquisition by any person or corporation, or any persons or corporations acting jointly or in concert (as determined by the Securities Act (Alberta)), whether directly or indirectly, of voting securities of the Corporation which, together with all other voting securities of the Corporation held by such persons or corporations, constitutes, in the aggregate, more than 40% of the Common Shares;

(ii)

an amalgamation, arrangement or other form of business combination of the Corporation with another corporation which results in the holders of voting securities of that other corporation holding, in the aggregate, more than 40% of all outstanding voting securities of the Corporation resulting from any such business combination; and

(iii)

the sale, lease or exchange of all or substantially all of the property of the Corporation to another person or corporation, other than in the ordinary course of business of the Corporation or to a subsidiary.

7.	Expiry of Options

(a)	Normal Expiry

Subject to subparagraphs 7(b), (c), (d) and (e), Options granted under the Plan shall expire on the date provided for in the respective Option Agreement or on such later date as may be permitted by the Board of Directors, which shall be no later than the fifth anniversary of the date on which any such Option is granted.

(b)	Retirement or Disability

Subject to subparagraph 7(c), in the event of the termination of employment or of a consulting agreement of a Participant with the Corporation or any of its subsidiaries due to normal retirement in accordance with the policies of the Corporation or the respective subsidiary, as the case may be, or due to permanent disability of the Participant (as determined by the Board of Directors), the Participant may exercise such part of the Option as is exercisable immediately prior to the time of such termination within a period of 30 days following such termination in the case of a Participant who is engaged in Investor Relations Activities and ceases to be employed to provide Investor Relations Activities and within a period of 90 days following such termination in every other case but in no event later than the normal expiry date of the Option and any such Option not fully exercised at the end of such period shall then terminate.

(c)	Death of Participant

In the event of the death of any Participant prior to the expiry of outstanding Options granted to such Participant, the executors or personal representatives of the Participant shall have the right to exercise any such Option within 180 days of the Participant’s death, but in no event later than the normal expiry date of the Option and for not more than the number of Options for which the Participant could have exercised any such Option immediately prior to the Participant’s death, and any such Option not fully exercised at the end of such period shall then terminate.

(d)	Resignation or Termination not for Cause

Subject to subparagraph 7(e), in the event of the resignation of a Participant from, the termination of employment of a Participant with, or the removal or resignation of a Participant who is a director, officer, employee or consultant of the Corporation or any of its subsidiaries prior to the expiry of all outstanding Options granted to such Participant, the Participant shall have the right to exercise any such Options within a period of 30 days following the effective date of such resignation in the case of a Participant who is engaged in Investor Relations Activities and ceases to be employed to provide Investor Relations Activities and within a period of 90 days following the effective date of such resignation or termination in every other case but in no event later than the normal expiry date of the Options, but for not more than the number of Options for which the Participant could have exercised any such Option immediately prior to such resignation or termination and any such Option not fully exercised at the end of such period shall then terminate.

(e)	Termination for Cause

If a Participant is dismissed or terminated as a director, officer, employee or consultant (as the case may be by the Corporation or by one of its subsidiaries) for cause, all unexercised Options of that Participant under the Plan shall immediately terminate forthwith without further notice to the Participant, notwithstanding the original term or vesting of the Options granted to such Participant under the Plan or Option Agreement.

8.	Amendment and Discontinuance of Plan

The Board of Directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to a Participant under the Plan without the consent of that Participant.

9.	No Further Rights

Nothing contained in the Plan nor in any option granted under this Plan shall give any Participant or any other person, any interest or title in or to any Common Shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation other than as set out in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as an employee, officer, consultant or director of the Corporation or of its subsidiaries.

10.	Compliance with Laws

The obligations of the Corporation to sell Common Shares and deliver share certificates under the Plan are subject to such compliance by the Corporation and the Participants as the Corporation deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

11.	Gender

The use of the masculine gender in this Plan shall be deemed to include or be replaced by the feminine gender where appropriate to the particular Participant.

12.	Stock Exchange Requirements

The terms and conditions of the Plan and the implementation thereof shall at all times be subject to the rules and regulations of any stock exchange on which the Shares are listed, and, in the event of any inconsistency between the terms and conditions of the Plan and the rules and regulations of any such exchange, the rules and regulations of such exchange shall prevail.

APPENDIX C

Amended and Restated By-law

[See attached]

BY-LAW NUMBER 2

A by-law relating generally to the transaction

of the business and affairs of the Corporation.

CONTENTS
SECTION

ONE	INTERPRETATION

TWO	ADMINISTRATION

THREE	BORROWING AND SECURITIES

FOUR	DIRECTORS

FIVE	COMMITTEES

SIX	OFFICERS

SEVEN	PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

EIGHT	SHARES

NINE	DIVIDENDS AND RIGHTS

TEN	MEETINGS OF SHAREHOLDERS

ELEVEN	DIVISIONS AND DEPARTMENTS

TWELVE	INFORMATION AVAILABLE TO SHAREHOLDERS

THIRTEEN	NOTICES

FOURTEEN	EFFECTIVE DATE (AND REPEAL)

BE IT ENACTED as a by-law of NEWTON ENERGY CORPORATION (hereinafter called the “Corporation”) as follows:

SECTION ONE

INTERPRETATION

1.01                       DEFINITIONS. In the by-laws and all resolutions of the Corporation, unless the context otherwise requires:

(a)

“Act” means the Business Corporations Act (Alberta) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute, and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each relevant province and territory of Canada;

(c)	“appoint” includes “elect” and vice versa;

(d)

“articles” means the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of arrangement, articles of dissolution and articles of revival and includes an amendment to any of them;

(e)	“board” means the board of directors of the Corporation;

(f)	“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(g)	“corporation” means a body corporate incorporated or continued under the Act and not discontinued under the Act;

(h)	“meeting of shareholders” means an annual meeting of shareholders and a special meeting of shareholders;

(i)	“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Alberta) or the Interpretation Act (Canada);

( j )	“notice-and-access” has the meaning ascribed thereto in Applicable Securities Laws;

(k)	“ordinary resolution” means a resolution

(i)	passed by a majority of the votes cast by the shareholders who voted in respect of that resolution, or

(ii)	signed by all the shareholders entitled to vote on that resolution;

(l)

“recorded address” means, in the case of a shareholder, his address as recorded in the securities register of the Corporation; and, in the case of joint shareholders, the address appearing in the securities register of the Corporation in respect of such joint holding or the first address so appearing if there are more than one; and, in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;

(m)	“resident Canadian” means an individual who is

(i)	a Canadian citizen ordinarily resident in Canada,

(ii)	a Canadian citizen not ordinarily resident in Canada who is a member of a prescribed class of persons, or

(iii)	a permanent resident within the meaning of the Immigration Act (Canada) and ordinarily resident in Canada;

(n)	“signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Clause 0 or by a resolution passed pursuant thereto;

(o)

“special business” means all business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements and auditor’s report, fixing the number of directors for the following year, election of directors and reappointment of the incumbent auditor;

(p)

“special meeting of shareholders” means a meeting, other than an annual meeting, of shareholders entitled to vote at an annual meeting of shareholders, and includes a meeting of any class or classes of shareholders acting separately from any other class or classes of shareholders; and

(q)

“special resolution” means a resolution passed by a majority of not less than 2/3 of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

SECTION TWO

ADMINISTRATION

2.01                       REGISTERED OFFICE, RECORDS OFFICE AND ADDRESS FOR SERVICE. Until changed in accordance with the Act, the registered office of the Corporation, the designated records office (if separate from the registered office) of the Corporation and the post office box (if any) designated as the address for service upon the Corporation by mail shall initially be at the address or addresses in Alberta specified in the notice thereof filed with the articles and thereafter as the board may from time to time determine.

2.02                      CORPORATE SEAL. The corporate seal of the Corporation shall be in the form as determined by the board from time to time.

2.03                      FINANCIAL YEAR. The financial year of the Corporation shall be determined by the board from time to time.

2.04                      EXECUTION OF INSTRUMENTS. Any officer or any director may sign certificates and similar instruments (other than share certificates) on the Corporation’s behalf with respect to any factual matters relating to the Corporation’s business and affairs, including certificates certifying copies of the articles, by-laws, resolutions and minutes of meetings of the Corporation. Subject to the foregoing:

(a)

deeds, transfers, assignments, contracts, obligations and other instruments shall be signed on behalf of the Corporation by one or more persons who hold the office of director, chairman of the board, chief executive officer, president, vice- president, secretary, treasurer, assistant secretary or assistant treasurer, or any other office created by by-law or by resolution of the board. When there is only one director and that director is the only officer of the Corporation, deeds, transfers, assignments, contracts, obligations and other instruments may be signed by that person alone, as director or officer, on behalf of the Corporation; and

(b)

security certificates (including share certificates) shall be signed by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation or by a trustee who certifies it in accordance with a trust indenture. Any signatures required on a security certificate (including share certificates) may be printed or otherwise mechanically reproduced on it.

In addition, the board may from time to time direct the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer or director may affix the corporate seal to any instrument requiring the same.

Any resolutions of the directors or shareholders of the Corporation and any documents and other instruments in writing requiring execution on behalf of the Corporation may be executed in separate counterparts, and all such executed counterparts when taken together shall constitute one resolution, document or other instrument in writing as the case may be. The Corporation and the directors and shareholders shall be entitled to rely on delivery of a facsimile or other electronic copy of any executed resolution of the directors or shareholders of the Corporation or any executed document or other instrument in writing and such facsimile or other electronic copy shall be legally effective to create a valid and binding resolution, document or other instrument in writing as the case may be.

2.05                  BANKING ARRANGEMENTS. The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.06                       VOTING RIGHTS IN OTHER BODIES CORPORATE. The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officers of the Corporation, may from time to time direct the manner in which, and the person or persons by whom, any particular voting rights or class of voting rights may or shall be exercised.

SECTION THREE

BORROWING AND SECURITIES

3.01                       BORROWING POWER. Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a)	borrow money upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

(b)

issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured, for such sums and at such prices as may be deemed expedient;

(c)	to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person;

(d)

charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any present and future property, real and personal, immoveable and moveable, of the Corporation, including its undertakings and rights, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other indebtedness, liability or obligation of the Corporation, present or future; and

(e)

delegate to a committee of the board, a director or an officer of the Corporation all or any of the powers conferred aforesaid or by the Act to such extent and in such manner as the directors may determine.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02                       DELEGATION. The board may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board by Clause 3.01 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

SECTION FOUR

DIRECTORS

4.01                      NUMBER OF DIRECTORS AND QUORUM. Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. Subject to Clause 4.08, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors or such greater or lesser number of directors as the board may from time to time determine. If a quorum is present at the opening of any meeting of directors, the directors present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of directors, the directors present may adjourn the meeting to a fixed time and place but may not transact any other business other than as provided in these by-laws or in the Act until a quorum is present.

4.02                       QUALIFICATION. The following persons are disqualified from being a director of the Corporation:

(a)	anyone who is less than 18 years of age;

(b)	anyone who:

(i)	is a represented adult as defined in the Adult Guardianship and Trustee Act (Alberta) or is the subject of a certificate of incapacity that is in effect under the Public Trustee Act (Alberta),

(ii)	is a formal patient as defined in the Mental Health Act (Alberta),

(iii)	is the subject of an order under the Mentally Incapacitated Persons Act (Alberta) appointing a committee of his person or estate or both, or

(iv)	has been found to be a person of unsound mind by a court elsewhere than in Alberta;

(c)	a person who is not an individual; and

(d)	a person who has the status of bankrupt.

A director need not be a shareholder. At least one-quarter of the directors, or such other number of directors (if any) as may be prescribed by the Act, shall be resident Canadians.

4.03                         CONSENT TO ACT. A person who is elected or appointed a director is not a director unless:

(a)	he was present at the meeting when he was elected or appointed and did not refuse to act as a director; or

(b)

if he was not present at the meeting when he was elected or appointed, he consented to act as a director in writing before his election or appointment or within 10 days after it, or he has acted as a director pursuant to the election or appointment.

4.04                         ELECTION AND TERM. Shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the annual meeting of shareholders following the election. At each annual meeting of shareholders, all directors whose term of office has expired or then expires shall retire but, if qualified, shall be eligible for re-election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected. The number of directors to be elected at any such meeting shall be the number of directors whose term of office has expired or then expires unless the directors or the shareholders otherwise determine. It is not necessary that all directors elected at a meeting of shareholders hold office for the same term. If the articles so provide, the directors may, between annual meetings of shareholders, appoint one or more additional directors of the Corporation to serve until the next annual meeting of shareholders, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

4.05                        REMOVAL OF DIRECTORS. Subject to the Act, the shareholders may, by ordinary resolution passed at a special meeting, remove any director from office and the vacancy created by such removal may be filled at the meeting of the shareholders at which the director was removed or, if not so filled, may be filled by the directors.

4.06                         CEASING TO HOLD OFFICE. A director ceases to hold office when he dies, when he is removed from office by the shareholders, when he ceases to be qualified for election as a director, or when his written resignation is sent or delivered to the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later; provided always that, subject to the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director or directors from office.

4.07                          VACANCIES. Subject to the Act, a quorum of the board may fill a vacancy in the board. In the absence of a quorum of the board, the board shall forthwith call a special meeting of the shareholders to fill the vacancy. If the board fails to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

4.08                         ACTION BY THE BOARD. The board shall manage or supervise the management of the business and affairs of the Corporation. Subject to Clauses 4.09 and 4.100, the powers of the board may be exercised by a meeting at which the quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office. Where the Corporation has only one director, that director may constitute a meeting.

4.09                         CANADIAN REPRESENTATION. Subject to the Act, the board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least one- quarter of the directors present are resident Canadians, except where:

(a)	a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b)

the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause (a), totals at least one-quarter of the directors present at the meeting.

4.10                         PARTICIPATION IN MEETING. A director may participate in a meeting of the board or of a committee of the board by electronic means, telephone or other communication facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting.

4.11                         PLACE OF MEETINGS. Subject to the articles, meetings of the board may be held at any place in or outside Canada.

4.12                        CALLING OF MEETINGS. Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the chief executive officer or any two directors may determine, and the Secretary shall, upon direction of any of the foregoing, convene a meeting of directors; provided always that, should more than one of the above named call a meeting at or for substantially the same time, there shall be held only one meeting and such meeting shall occur at the time and place determined by, in order of priority, the board, the chairman or the chief executive officer.

4.13                         NOTICE OF MEETING. Notice of the time and place of each meeting of the board shall be given in the manner provided in Clause 13.01 to each director not less than forty- eight hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where the Act requires such purpose or business to be specified, including any proposal to:

(a)	submit to the shareholders any question or matter requiring approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor;

(c)	appoint additional directors;

(d)	issue securities;

(e)	declare dividends;

(f)	purchase, redeem, or otherwise acquire shares of the Corporation;

(g)	pay a commission for the sale of shares;

(h)	approve a management proxy circular;

(i)	approve any annual financial statements; or

(j)	adopt, amend or repeal by-laws.

A director may, in any manner, waive notice of or otherwise consent to a meeting of the board, and attendance of a director at a meeting of directors is a waiver of notice of the meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of business on the grounds that the meeting is not lawfully called.

4.14                         FIRST MEETING OF NEW BOARD. Provided a quorum of directors is present, each newly elected board may, without notice, hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.15                         ADJOURNED MEETING. Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.16                         REGULAR MEETINGS. The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.17                       CHAIRMAN AND SECRETARY. The chairman of the board, or, in his absence, the chief executive officer, or in his absence, a president or vice-president shall be chairman of any meeting of the board. If none of the said officers are present, the directors present shall choose one of their number to be chairman. The secretary of the Corporation shall act as secretary at any meeting of the board, and if the secretary of the Corporation be absent, the chairman of the meeting shall appoint a person, who need not be a director, to act as secretary of the meeting.

4.18                         CASTING VOTES. At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

4.19                         CONFLICT OF INTEREST. A director or officer shall not be disqualified by his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer of, or has a material interest in, any person who is party to, a material contract or material transaction or proposed material contract or material transaction with the Corporation or any subsidiary thereof. Such a director or officer shall, however, disclose to the Corporation and the board, in writing or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors at the time and in the manner provided in the Act, the nature and extent of any interest that he has in any material contract or material transaction, whether made or proposed, with the Corporation, if the director or officer: (a) is a party to the contract or transaction, (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or (c) has a material interest in a party to the contract or transaction. Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve such contract or transaction. A contract or transaction for which disclosure is required is not invalid, and the director or officer is not accountable to the Corporation or its shareholders for any profit realized from the contract or transaction, because of the director’s or officer’s interest in the contract or transaction or because the director was present or was counted to determine whether a quorum existed at the meeting of directors or committee of directors that considered the contract or transaction, if the director or officer disclosed his interest in accordance with the provisions of the Act and the contract or transaction was approved by the directors, and it was reasonable and fair to the Corporation when it was approved.

Even if these conditions are not met, a director or office, acting honestly and in good faith, shall not, by reason only of his office, be accountable to the Corporation or to its shareholders for any profit realized from a contract or transaction for which disclosure is required, and the contract or transaction is not invalid by reason only of the interest of the director or officer in the contract or transaction, if the contract or transaction is approved or confirmed by special resolution at a meeting of the shareholders, disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before the contract or transaction was approved or confirmed, and the contract or transaction was reasonable and fair to the Corporation when it was approved or confirmed.

4.20                        REMUNERATION AND EXPENSES. The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FIVE

COMMITTEES

5.01                        COMMITTEE OF DIRECTORS. The board may appoint a committee of directors, however designated, or a managing director, who must be a resident Canadian, and delegate to such committee or managing director any of the powers of the board except those which, under the Act, a committee of directors or managing director has no authority to exercise. At least one-quarter of the members of such committee (or such other number of directors, if any, as may be prescribed by the Act from time to time) shall be resident Canadians. A committee may be comprised of one director.

5.02                         TRANSACTION OF BUSINESS. Subject to the provisions of these by-laws relating to participation by electronic means or telephone, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of any committee may be held at any place in or outside Canada and may be called by any one member of the committee giving notice in accordance with the by-laws governing the calling of directors’ meetings.

5.03                       PROCEDURE. Unless otherwise determined herein or by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

SECTION SIX

OFFICERS

6.01                       APPOINTMENT OF OFFICERS. The board may from time to time appoint a chairman of the board, a managing director (who shall be a resident Canadian), a chief executive officer, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to, such officers powers to manage the business and affairs of the Corporation. Except for a managing director and a chairman of the board, an officer may but need not be a director and one person may hold more than one office. The chief executive officer, or if there is no chief executive officer appointed, the president, shall be the chief executive officer of the Corporation.

6.02                       CHAIRMAN OF THE BOARD. The board may from time to time appoint a chairman of the board who shall be a director. If appointed, the board may assign to him any of the powers and duties that are, by any provisions of this by-law, assigned to the managing director or to the chief executive officer; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. He shall preside at all meetings of the shareholders at which he is present. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the managing director, if any, or by the chief executive officer if there is no managing director.

6.03                       MANAGING DIRECTOR. The board may from time to time appoint a managing director who shall be a resident Canadian and a director. If appointed, he shall have, subject to the authority of the board, general supervision of the business and affairs of the Corporation, and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chief executive officer, or if no chief executive officer has been appointed, the managing director shall also have the powers and duties of that office.

6.04                      CHIEF EXECUTIVE OFFICER. If appointed, the chief executive officer shall, subject to the discretion of the board, subject to the authority of the board, have general supervision of the business of the Corporation, and he shall have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the chief executive officer shall also have the powers and duties of that office.

6.05                       PRESIDENT AND VICE-PRESIDENT. A president or vice-president, if appointed, shall have such powers and duties as the board or the chief executive officer may specify.

6.06                       SECRETARY. The secretary, if appointed, shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat. He shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board, shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose, and shall have such other powers and duties as the board or the chief executive officer may specify.

6.07                       TREASURER. The treasurer, if appointed, shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation. He shall render to the board, whenever required, an account of all his transactions as treasurer and of the financial position of the Corporation, and he shall have such other powers and duties as the board or the chief executive officer may specify.

6.08                       POWERS AND DUTIES OF OTHER OFFICERS. The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.09                       VARIATION OF POWERS AND DUTIES. The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.10                       TERM OF OFFICE. The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer’s rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed.

6.11                       TERMS OF EMPLOYMENT AND REMUNERATION. The terms of employment and the remuneration of officers appointed by the board shall be settled by the board from time to time. The fact that any officer is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as an officer as may be determined.

6.12                       CONFLICT OF INTEREST. An officer shall disclose his interest in any material contract or material transaction or proposed material contract or material transaction with the Corporation in accordance with Clause 4.19.

6.13                       AGENTS AND ATTORNEYS. The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

6.14                       FIDELITY BONDS. The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such forms and with such surety as the board may from time to time determine.

SECTION SEVEN

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01                      LIMITATION OF LIABILITY. Every director and officer of the Corporation, in exercising his powers and discharging his duties, shall act honestly and in good faith with a view to the best interests of the Corporation, and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his office or in relation thereto, unless the same are occasioned by his own wilful neglect or default; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

An act of a director or officer is valid notwithstanding an irregularity in the director’s or officer’s election or appointment or a defect in the director’s or officer’s qualifications.

Directors may rely upon the accuracy of any statement or report prepared by the Corporation’s auditors, internal accountants or other responsible officials and shall not be responsible or held liable for any loss or damage resulting from the paying of any dividends or otherwise acting upon such statement or report.

7.02                      INDEMNITY. Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate) and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if:

(a)	he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

7.03                      INSURANCE. Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of any person referred to in Clause 7.02 0against any liability incurred by him, as the board may from time to time determine.

SECTION EIGHT

SHARES

8.01                      ALLOTMENT AND ISSUE. The board may, from time to time, allot, or grant options to purchase, the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as prescribed by the Act. Subject to the articles, no holder of any class of share of the capital of the Corporation shall be entitled as of right to subscribe for, purchase or receive any part of any new or additional issue of shares of any class, whether now or hereafter authorized, or any bonds, debentures or other securities convertible into shares of any class.

8.02                      COMMISSIONS. The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03                      SECURITIES REGISTER. The Corporation shall maintain a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

(a)	the names, alphabetically arranged, and the latest known address of each person who is or has been a security holder;

(b)	the number of securities held by each security holder; and

(c)	the date and particulars of the issue and transfer of each security.

The Corporation shall keep the information entered in the securities register for the period of time prescribed in the regulations to the Act.

8.04                      TRANSFER AGENTS AND REGISTRARS. The board may from time to time appoint one or more trust companies registered under The Trust Companies Act (Alberta) as its agent or agents to maintain the central securities register or registers, and an agent or agents to maintain branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be appointed both registrar and transfer agent. The board may at any time terminate such appointment.

8.05                      REGISTRATION OF TRANSFER. Subject to, and except as otherwise provided in, the Act and the Securities Transfer Act (Alberta), no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board; upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in Clause 8.06.

8.06                         LIEN FOR INDEBTEDNESS. If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the articles, by the sale of the shares thereby affected, or by the cancellation by the Corporation of the shares thereby affected and the appropriate corresponding reduction of the stated capital account for said shares, or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

8.07                         NON-RECOGNITION OF TRUSTS. Subject to the Act, the Securities Transfer Act (Alberta), the Civil Enforcement Act (Alberta) and this by-law, the Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security.

8.08                         SHARE CERTIFICATES. Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the name of the person to whom the certificate or acknowledgment was issued, and the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgments of a shareholder’s right to a share certificate, shall, subject to the Act, be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with Clause 2.04 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.09                         REPLACEMENT OF SHARE CERTIFICATES. The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated, or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken, on payment of such fee, not exceeding the maximum amount prescribed in the regulations to the Act, for a share certificate issued in respect of a transfer, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.10                         JOINT SHAREHOLDERS. If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificates issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such shares.

8.11                         DECEASED SHAREHOLDERS. In the event of the death of a holder, or one of the joint holders, of any share, the Corporation shall not be required to make any entry in the register of shareholders in respect thereof, except on production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.12                         ELECTRONIC, BOOK-BASED OR OTHER NON-CERTIFICATED REGISTERED POSITIONS. For greater certainty but subject to subsection (1) of section 48 of the Act, a registered securityholder may have his holdings of securities of the Corporation evidenced by an electronic, book-based, direct registration service or other non-certificated entry or position on the register of securityholders to be kept by the Corporation in place of a physical security certificate pursuant to a registration system that may be adopted by the Corporation, in conjunction with its transfer agent (if any). This by-law shall be read such that a registered holder of securities of the Corporation pursuant to any such electronic, book-based, direct registration service or other non-certificated entry or potion shall be entitled to all of the same benefits, rights, entitlements and shall incur the same duties and obligations as a registered holder of securities evidenced by a physical security certificate. The Corporation and its transfer agent may adopt such policies and procedures and require such documents and evidence as they may determine necessary or desirable in order to facilitate the adoption and maintenance of a security registration system by electronic, book-based, direct registration system or other non- certificated means.

SECTION NINE

DIVIDENDS AND RIGHTS

9.01                         DIVIDENDS. Subject to the provisions of the Act, the board may, from time to time, declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02                         DIVIDEND CHEQUES. A dividend payable in cash shall be paid by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03                         NON-RECEIPT OF CHEQUES. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04                         RECORD DATE FOR DIVIDENDS AND RIGHTS. The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to receive the right to subscribe for such securities, provided that if the Corporation is a distributing corporation, notice of any such record date is given, not less than 7 days before such record date, in the manner provided in the Act. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to receive the right to subscribe for such securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05                         UNCLAIMED DIVIDENDS. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION TEN

MEETINGS OF SHAREHOLDERS

10.01                       ANNUAL MEETINGS. The annual meeting of shareholders shall be held at such time in each year and, subject to the Act and to Clause 10.04, at such place, as the board, the chairman of the board, the managing director or the chief executive officer may, from time to time, determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02                       SPECIAL MEETINGS. The board may, at any time, call a special meeting of shareholders to be held on such day and at such time and, subject to section 132 of the Act, at such place within Canada (or outside Canada if the place is specified in the articles), as the board may determine.

10.03                       SPECIAL BUSINESS. All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements and auditor’s report, fixing the number of directors for the following year, election of directors and reappointment of the incumbent auditors, is deemed to be special business.

10.04                       PLACE OF MEETINGS. Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Alberta or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Alberta. Notwithstanding the foregoing, if the articles of the Corporation so provide, meetings of shareholders may be held outside Alberta.

10.05                    NOTICE OF MEETINGS. Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Clause 13.01 not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and re-appointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

Subject to the Act and Applicable Securities Laws, for so long as the Corporation is a distributing corporation any notice of a meeting of shareholders shall be sufficiently given if given in accordance with the requirements applicable to notice-and-access.

10.06                    RECORD DATE FOR NOTICE. The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of or to vote at the meeting, provided that if the Corporation is a distributing corporation, notice of any such record date shall be given not less than 7 days before such record date in the manner provided in the Act. If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the last business day immediately preceding the day on which the notice is sent or, if no notice is sent, shall be the day on which the meeting is held.

10.07                    LISTS OF SHAREHOLDERS ENTITLED TO NOTICE AND TO VOTE.

(a)

For every meeting of shareholders, the Corporation shall, within the time period prescribed by the Act, prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to receive notice of the meeting, as of the record date for notice of the meeting as fixed by the directors, or, if no record date is fixed by the directors, as deemed by the Act.

(b)

For every meeting of shareholders, the Corporation shall, within the time period prescribed by the Act, prepare a list of shareholders entitled to vote at the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting, as of the record date for voting at the meeting as fixed by the directors, or, if no record date is fixed by the directors, as deemed by the Act.

10.08                    MEETINGS WITHOUT NOTICE. A meeting of shareholders may be held without notice at any time and place permitted by the Act:

(a)	if all the shareholders entitled to vote thereat are present in person or represented by proxy and waive notice of or otherwise consent to such meeting being held, and

(b)	if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held,

so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Alberta, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.09                    CHAIRMAN AND SECRETARY. The chairman of any meeting of shareholders shall be the chairman, or in his absence, the chief executive officer, or in his absence, a president or vice-president who is a shareholder. If no such officer is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.

10.10                    PERSONS ENTITLED TO BE PRESENT. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation, and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting.

10.11                    QUORUM. A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled, and representing in the aggregate not less than ten percent (10%) of the outstanding shares of the Corporation carrying voting rights at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholder(s) present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholder(s) present or represented may adjourn the meeting to a fixed time and place but may not transact any other business other than as provided in these By-laws or in the Act until a quorum is present.

10.12                    RIGHT TO VOTE. Every person named in the list of shareholders entitled to vote referred to in Clause 10.07 shall be entitled to vote the shares shown thereon opposite his name at the meeting to which such list relates, except to the extent that:

(a)

where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date or, where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of his shares after the date on which the list of shareholders entitled to notice of the meeting is prepared; and

(b)

the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list.

In any such excepted case, the transferee shall be entitled to vote the transferred shares at such meeting.

10.13                    PROXIES AND REPRESENTATIVES. Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, and one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize, by resolution of its directors or governing body, an individual, who need not be a shareholder, to represent it at a meeting of shareholders, and such individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting.

10.14                    TIME FOR DEPOSIT OF PROXIES. The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours, exclusive of non-business days, before which proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting; provided that the chairman of the meeting may, in his sole discretion, at the meeting, elect to waive the requirement that proxies be deposited prior to the time specified in such notice and accept any and all proxies deposited at or before the time of the meeting or any adjournment thereof.

10.15                    JOINT SHAREHOLDERS. If two or more persons hold shares jointly, any one of them present in person or represented at a meeting of shareholders may, in the absence of the other or others vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one on the shares jointly held by them.

10.16                    VOTES TO GOVERN. At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes, either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.17                    SHOW OF HANDS. Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by a show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, and an entry to that effect in the minutes of the meeting, shall be prima facie evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.18                   BALLOTS. On any question proposed for consideration at a meeting of shareholders, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot, either before or on the declaration of the result of any vote by show of hands. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.19                   ADMISSION OR REJECTION OF A VOTE. In case of any dispute as to the admission or rejection of a vote, the chairman shall determine the same and such determination made in good faith shall be final and conclusive.

10.20                   ADJOURNMENT. If a meeting of the shareholders is adjourned by one or more adjournments for an aggregate of less than thirty days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.21                   PARTICIPATION IN MEETINGS. Subject to the Act, a shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear or otherwise communicate with each other, and a person participating in such a meeting by those means is deemed to be present at the meeting. If the directors or the shareholders of the Corporation call a meeting of shareholders, the directors or the shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by electronic means, telephone or other communication facility that permits all participants to communicate adequately with each other during the meeting. Notwithstanding Clause 10.17, a vote at any meeting of shareholders may be held, in accordance with the Act, entirely by electronic means, telephone or other communication facility, if the Corporation makes such a communication facility available. Any person participating in a meeting of shareholders by electronic means, telephone or other communication facilities as provided in this Clause 10.21 and entitled to vote at the meeting may vote, in accordance with the Act, by electronic means, telephone or other communication facility that the Corporation has made available for that purpose.

10.22                   RESOLUTION IN WRITING. A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

10.23                   ONLY ONE SHAREHOLDER. Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

SECTION ELEVEN

DIVISIONS AND DEPARTMENTS

11.01                   CREATION AND CONSOLIDATION OF DIVISIONS. The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units shall be consolidated upon such basis as the board may consider appropriate in each case.

11.02                   NAME OF DIVISION. Subject to law, any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name. Any such contract, cheque or document shall be binding upon the Corporation as if it had been entered into or signed in the name of the Corporation.

11.03                   OFFICERS OF DIVISIONS. From time to time the board or, if authorized by the board, the chief executive officer, may appoint one or more officers for any division, prescribe their powers and duties, and settle their terms of employment and remuneration. The board or, if authorized by the board, the chief executive officer, may remove, at its or his pleasure, any officer so appointed without prejudice to such officer’s rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

SECTION TWELVE

INFORMATION AVAILABLE TO SHAREHOLDERS

12.01                   DIRECTORS MAY RESTRICT ACCESS. Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation’s business which, in the opinion of the board, would be inexpedient in the interests of the Corporation to communicate to the public.

12.02                   DIRECTORS TO DETERMINE ACCESS. The directors may, from time to time, subject to the rights conferred by the Act, determine whether and to what extent and at what time and place and under what circumstances or regulations the documents, books and registers and accounting records of the Corporation, or any of them, shall be open to inspection of shareholders, and no shareholder shall have any right to inspect any document or book or register or accounting records of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders.

SECTION THIRTEEN

NOTICES

13.01                   METHOD OF GIVING NOTICES. Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the articles, the by-laws or otherwise to any shareholder, director or officer shall be delivered personally to, sent by mail addressed to:

(a)	the shareholder at the shareholder’s latest address as shown in the records of the Corporation or its transfer agent; and

(b)	the director or officer at the director’s or officer’s latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act.

A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. Subject to subsection (2) of section 134 of the Act, a notice sent in accordance with the foregoing shall be deemed to have been received by the recipient at the time it would be delivered in the ordinary course of mail, unless there are reasonable grounds for believing that the recipient did not receive the notice at that time or at all. The secretary may change or cause to be changed the recorded address of any shareholder, director, or officer in accordance with any information believed by him to be reliable

A notice required to be sent or delivered as noted above in this Clause 13.01 or pursuant to section 256 or section 257 of the Act may be sent by electronic means in accordance with the provisions of the Electronic Transactions Act (Alberta).

Notwithstanding the foregoing, subject to the Act and Applicable Securities Laws, for so long as the Corporation is a distributing corporation, any notice of a meeting of shareholders shall be sufficiently given if given in accordance with the requirements applicable to notice-and-access.

13.02                   NOTICE TO JOINT SHAREHOLDERS. If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

13.03                   COMPUTATION OF TIME. In computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

13.04                   UNDELIVERED NOTICES. If notices given to a shareholder pursuant to Clause 13.01 are returned on two consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

13.05                   OMISSIONS AND ERRORS. The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

13.06                   PERSONS ENTITLED BY DEATH OR OPERATION OF LAW. Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which be became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.07                   WAIVER OF NOTICE. Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

SECTION FOURTEEN

EFFECTIVE DATE (AND REPEAL)

14.01                   EFFECTIVE DATE. This by-law shall come into force when made by the board in accordance with the Act.

14.02                   REPEAL. All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

MADE AND ADOPTED by the board of directors the [•] day of July, 2020

President

CONFIRMED by the shareholders in accordance with the Act the [20th] day of July, 2020.

President

APPENDIX D
Post-Continuance By-laws

[See attached]

D-i

FIELD TRIP HEALTH LTD.

BY-LAW NO. 1

KM

D-ii

D-iii

D-iv

BY-LAW NO. 1

A by-law relating generally to the conduct of the business and affairs of [CORPORATION NAME] (the “Corporation”) is made as follows:

DEFINITIONS

1.	Definitions

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)

“Act” means the Canada Business Corporations Act and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada;

(c)	“board” means the board of directors of the Corporation;

(d)	“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect; and

(e)	“Chair” or “Chairperson” means chairperson of the board.

(f)	“close of business” means 5:00 p.m. (Toronto time) on a business day in Toronto, Ontario.

(g)

“public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com

All terms used in the by-laws that are defined in the Act and are not otherwise defined in the by-laws shall have the meanings given to such terms in the Act. Words importing the singular number include the plural and vice versa and words importing the use of any gender include all genders, including the neutral gender “it”. The headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

REGISTERED OFFICE

2.	Registered Office

The Corporation shall at all times have a registered office in the province in Canada specified in its articles. The board may, in its discretion, change the place and address of the registered office within the province specified in its articles.

SEAL

3.	Seal

The directors may by resolution from time to time adopt and change a corporate seal of the Corporation.

DIRECTORS

4.	Number

The number of directors shall be the number fixed by the articles or, where the articles specify a variable number, the board shall be comprised of the number of directors elected by the shareholders at the annual meeting or, subject to subsection 106(8) of the Act, by resolution of the board between annual meetings. At least 25% of the directors of the Corporation, or such other number of directors (if any) as may be prescribed by the Act from time to time, shall be resident Canadians. If the Corporation has less than four directors, at least one director shall be a resident Canadian.

5.	Vacancies

Subject to section 111 of the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from an increase in the number, or minimum or maximum number, of directors, or from a failure to elect the number, or minimum number of directors, provided for in the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors provided for in the articles, the directors then in office shall call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

A director appointed or elected to fill a vacancy holds office for the unexpired term of his or her predecessor.

6.	Powers

The directors shall manage, or supervise the management of, the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, and are not expressly directed or required to be done in some other manner by the Act, the articles, the by-laws, any special resolution of the shareholders of the Corporation or by statute.

7.	Duties

Every director and officer of the Corporation, in exercising his or her powers and discharging his or her duties, shall:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

8.	Qualification

The following persons are disqualified from being a director of the Corporation:

(a)	anyone who is less than 18 years of age;

(b)	anyone who is incapable;

(c)	a person who is not an individual; and

(d)	a person who has the status of bankrupt.

A director of the Corporation is not required to hold shares issued by the Corporation.

9.	Election/Term of Office

Subject to sections 106 and 107 of the Act, the shareholders of the Corporation shall at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the first annual meeting of shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his or her election but, if qualified, is eligible for re-election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.

If a meeting of shareholders fails to elect the number or the minimum number of directors required by the articles by reason of the lack of consent, disqualification, incapacity or death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum.

10.	Consent to Election

A person who is elected or appointed as a director is not a director unless such person was present at the meeting when the person was elected or appointed and did not refuse to act as a director, or if the person was not present at the meeting when the person was elected or appointed, the person consented to act as a director in writing before the person’s election or appointment or within 10 days after it, or the person has acted as a director pursuant to the election or appointment.

11.	Removal

Subject to subsection 107(g) of the Act, the shareholders of the Corporation may, by ordinary resolution at a special meeting, remove any director from office before the expiration of his or her term of office, and may elect any person in his or her stead for the remainder of the director’s term. Notwithstanding the foregoing sentence, where the holders of any class or series of shares of the Corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

12.	Vacancy of Office

A director of the Corporation ceases to hold office when:

(a)	the director dies or resigns;

(b)	the director is removed from office; or

(c)	the director becomes disqualified under Section 105(1) of the Act.

A resignation of a director becomes effective at the time a written resignation is sent to the Corporation or at the time specified in the resignation, whichever is later.

13.	Validity of Acts

An act of a director or officer is valid notwithstanding an irregularity in the director’s or officer’s election or appointment or a defect in the director’s or officer’s qualification.

MEETINGS OF DIRECTORS

14.	Regular and Special Purpose Meetings

Unless the articles otherwise provide, meetings of directors and of any committee of directors may be held at any place. A meeting of directors may be convened by the Chair (if any), the Chief Executive Officer (if any) or any director at any time. The Secretary (if any) or any other officer or any director shall, as soon as reasonably practicable following receipt of a direction from any of the foregoing, send a notice of the applicable meeting to the directors.

15.	Notice

Notice of the time and place for the holding of any meeting of directors or of any committee of directors shall be sent to each director, or each director who is a member of such committee, as the case may be, not less than 48 hours before the time of the meeting; provided that a meeting of directors or of any committee of directors may be held at any time without notice if all of the directors or members of such committee are present (except where a director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors waive notice of the meeting. The notice of a meeting of directors shall specify any of the following matters that are to be dealt with at the meeting, but need not otherwise specify the purpose or the business to be transacted at the meeting:

(a)	submitting to the shareholders any question or matter requiring the approval of the shareholders;

(b)	filling a vacancy among the directors or in the office of auditor, or appointing additional directors;

(c)	issuing securities;

(d)	issuing shares of a series under section 27 of the Act;

(e)	declaring dividends;

(f)	purchasing, redeeming or otherwise acquiring shares issued by the Corporation;

(g)	paying a commission referred to in section 41 of the Act;

(h)	approving a management proxy circular;

(i)	approving a take-over bid circular or directors’ circular;

(j)	approving any financial statements referred to in section 155 of the Act; or

(k)	adopting, amending or repealing by-laws of the Corporation.

16.	Waiver of Notice

Notice of any meeting of directors or of any committee of directors, or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof, may be waived by any director in writing or by email or other form of electronic transmission addressed to the Corporation, or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at any meeting of directors or of any committee of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

17.	Omission of Notice

The accidental omission to give notice of any meeting of directors or of any committee of directors to, or the non-receipt of any notice by, any person shall not invalidate any resolution passed, or any proceeding taken, at such meeting.

18.	Electronic, Telephone Participation, Etc.

If all of the directors of the Corporation consent, a director may participate in a meeting of directors, or of any committee of directors, by means of telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other during the meeting. A director’s consent shall be effective whether given before or after the meeting to which it relates, and may be given with respect to all meetings of the board or a committee thereof held while the director holds office. A director participating in such a meeting by such means is deemed, for the purposes of the Act and the by-laws, to be present at that meeting.

19.	Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of directors, or committee of directors, is not required to be given if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting that might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

20.	Quorum and Voting

A majority of the number of directors then in office constitutes a quorum at any meeting of directors. Notwithstanding any vacancy among the directors, a quorum of directors may exercise all of the powers of the directors. Subject to section 111 of the Act and subsections 114 (3) and (4) of the Act, directors shall not transact business at a meeting of directors unless a quorum is present and at least 25% of the directors present are resident Canadians. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chair of the meeting in addition to his or her original vote shall not have a second or casting vote.

21.	Resolution in Lieu of Meeting

A resolution in writing, signed by all of the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors. A resolution in writing dealing with all matters required by the Act or the by-laws to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the Act and the by-laws relating to meetings of directors.

COMMITTEES OF DIRECTORS

22.	General

The directors may from time to time appoint from their numbers one or more committees of directors, and may delegate any such managing director or committee any of the powers of the directors, except that no committee shall have the authority to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series under section 27 of the Act, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(g)	pay a commission referred to in section 41 of the Act, except as authorized by the directors;

(h)	approve a management proxy circular;

(i)	approve a take-over bid circular or directors’ circular;

(j)	approve any financial statements referred to in section 155 of the Act;

(k)	adopt, amend or repeal by-laws of the Corporation; or

(l)	exercise any other power which, under the Act, a managing director or committee of directors has no authority to exercise.

Notwithstanding the foregoing, the directors may, by resolution, delegate to a committee of directors, or an officer of the Corporation, the power to:

(i)	borrow money on the credit of the Corporation;

(ii)	issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

(iii)	give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(iv)	mortgage, hypothecate, pledge, or otherwise create a security interest in, all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

23.	Audit Committee

The directors shall appoint from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates and a majority of whom must be independent and financially literate directors as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). At any time when the Corporation is not a “distributing corporation”, the directors may (but shall not be required to) appoint from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates and a majority of whom must be independent and financially literate directors as defined in NI 52-110.

Each member of the audit committee shall be appointed by the board annually, and from time to time to fill vacancies, as required. A committee member may be removed or replaced at any time at the discretion of the board and will cease to be a member of the committee on ceasing to be an independent director.

The audit committee, if appointed, shall have the power to fix its quorum at not less than a majority of its members, and to determine its own rules of procedure, subject to any requirements imposed by the board from time to time and to the following paragraph.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat, and, if so requested by a member of the audit committee, attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the audit committee.

The audit committee, if appointed, shall review the financial statements of the Corporation referred to in section 155 of the Act prior to approval thereof by the board, and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

24.	Remuneration of Directors, Officers and Employees

The directors of the Corporation may fix the remuneration of the directors, officers and employees of the Corporation. Any remuneration paid to a director of the Corporation shall be in addition to the salary paid to such director in his or her capacity as an officer or employee of the Corporation. Subject to section 120 of the Act, the directors may also, by resolution, award special remuneration to any director in undertaking any special services on the Corporation’s behalf, other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution by the shareholders shall not be required. The directors, officers and employees of the Corporation shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

SUBMISSION OF CONTRACTS OR
TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

25.	Submission of Contracts or Transactions to Shareholders for Approval

The directors, in their discretion, may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same, and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or other applicable law or by the Corporation’s articles or any other by-law), shall be as valid and as binding upon the Corporation, and upon all the shareholders, as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

CONFLICT OF INTEREST

26.	Conflict of Interest

A director or an officer of the Corporation shall disclose to the Corporation, in writing or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors at the time and in the manner provided in the Act, the nature and extent of any interest that he or she has in any material contract or material transaction, whether made or proposed, with the Corporation, if the director or officer:

(a)	is a party to the contract or transaction;

(b)	is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or

(c)	has a material interest in a party to the contract or transaction.

Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve such contract or transaction. A contract or transaction for which disclosure is required is not invalid, and the director or officer is not accountable to the Corporation or its shareholders for any profit realized from the contract or transaction, because of the director’s or officer’s interest in the contract or transaction, or because the director was present or was counted to determine whether a quorum existed at the meeting of directors or committee of directors that considered the contract or transaction, if:

(a)	the director or officer disclosed his or her interest in accordance with the provisions of the Act;

(b)	the contract or transaction was approved by the directors; and

(c)	it was reasonable and fair to the Corporation when it was approved.

Even if the foregoing conditions are not met, a director or officer, acting honestly and in good faith, is not accountable to the Corporation or to its shareholders for any profit realized from a contract or transaction for which disclosure is required, and the contract or transaction is not invalid by reason only of the interest of the director or officer in the contract or transaction, if:

(a)	the contract or transaction is approved or confirmed by special resolution at a meeting of the shareholders;

(b)	disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before the contract or transaction was approved or confirmed; and

(c)	the contract or transaction was reasonable and fair to the Corporation when it was approved or confirmed.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

27.	For the Protection of Directors and Officers

No director or officer of the Corporation shall be liable to the Corporation for the acts, receipts, neglects or defaults of any other director, officer or employee of the Corporation, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation, or for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of, or belonging to, the Corporation shall be placed out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, including any person with whom or which any monies, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation, or for any other loss, damage or misfortune, whatever that may happen in the execution of the duties of such director’s or officer’s respective office of trust or in relation thereto, unless the same shall happen by or through the director’s or officer’s failure to exercise the powers, and to discharge the duties, of office honestly and in good faith, with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve such director or officer from liability under the Act. If any director or officer of the Corporation shall be employed by, or shall perform services for, the Corporation, otherwise than as a director or officer, or shall be a member of a firm, or a shareholder, director or officer of a body corporate, which is employed by or performs services for the Corporation, the fact that the director or officer is a shareholder, director or officer of the Corporation, or body corporate or member of the firm, shall not disentitle such director or officer, or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

INDEMNITIES TO DIRECTORS AND OTHERS

28.	Indemnities to Directors and Others

(a)

The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, any other individual who acts or acted at the Corporation’s request as a director or officer, any individual acting in a similar capacity of another entity, or any other individual permitted by the Act to be so indemnified, in the manner and to the fullest extent permitted by the Act. Without limiting the generality of the foregoing, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, any other individual who acts or acted at the Corporation’s request as a director or officer, or any individual acting in a similar capacity of another entity, against all costs, charges and expenses, including costs reasonably incurred in the defence of an action or proceeding and an amount paid to  settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(b)

The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 28(a). The individual shall repay the moneys if the individual does not fulfill the conditions of Section 28(c).

(c)	The Corporation shall not indemnify an individual under Section 28(a) unless the individual:

(i)

acted honestly and in good faith, with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual’s conduct was lawful.

(d)

The Corporation shall, with the approval of a court, indemnify an individual referred to in Section 28(a), or advance moneys under Section 28(b), in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual’s association with the Corporation or other entity as described in Section 28(a), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in Section 28(c).

(e)	The Corporation may purchase and maintain insurance for the benefit of any individual referred to in Section 28(a) to the extent permitted by the Act.

OFFICERS

29.	Appointment of Officers

The directors, annually, or as often as may be required, may appoint from among themselves a Chair (either on a full-time or part-time basis), and may appoint a Chief Executive Officer, a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and one or more assistants to any of the officers so appointed. None of such officers except the Chair needs to be a director of the Corporation, although a director may be appointed to any office of the Corporation. Two or more offices of the Corporation may be held by the same person. The directors may, from time to time, appoint such other officers, employees and agents as they shall deem necessary, who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors. The directors may, from time to time, and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer, employee or agent of the Corporation.

30.	Removal of Officers and Vacancy of Office

All officers, employees and agents shall be subject to removal by resolution of the directors at any time, with or without cause.

An officer of the Corporation ceases to hold office when such officer dies, resigns or is removed from office. A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

31.	Chair of the Board

The Chair of the board, if any, shall, if present, preside as chair at all meetings of the board and at all meetings of the shareholders of the Corporation. The Chair shall have such powers and shall perform such duties as may from time to time be assigned to him or her by resolution of the directors, or as are incidental to his or her office.

32.	Chief Executive Officer

The Chief Executive Officer of the Corporation, if any, shall, unless otherwise determined by resolution of the board, and subject to the direction of the board, exercise general supervision and control over the business and affairs of the Corporation. In the absence of the Chair, if any, and if the Chief Executive Officer is also a director of the Corporation, the Chief Executive Officer shall, when present, preside as chair at all meetings of directors and the shareholders of the Corporation. The Chief Executive Officer shall have such powers and shall perform such duties as may from time to time be assigned to him or her by resolution of the directors or as are incidental to his or her office.

33.	President

The President of the Corporation, if any, shall be vested with all the powers and shall perform all the duties of the Chief Executive Officer in the absence, or inability or refusal to act, of the Chief Executive Officer, provided, however, that a President who is not a director shall not preside as chair at any meeting of directors or shareholders. The President shall have such powers and shall perform such duties as may from time to time assigned to him or her by resolution of the directors or as are incidental to his or her office.

34.	Vice-President

The Vice-President of the Corporation, if any, or, if more than one, the Vice-Presidents, in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence, or inability or refusal to act, of the President, provided, however, that a Vice-President who is not a director shall not preside as chair at any meeting of directors or shareholders. The Vice-President or, if more than one, the Vice-Presidents shall have such powers and shall perform such duties as may from time to time be assigned to him, her or them by resolution of the directors, or as are incidental to the office of the applicable Vice-President.

35.	Secretary

Unless another officer has been appointed for that purpose, the Secretary of the Corporation, if any, shall give, or cause to be given, notices for all meetings of directors, any committee of directors and shareholders when directed to do so, and shall maintain the records referred to in subsections 20(1) and (2) of the Act. The Secretary shall have such powers, and shall perform such duties, as may from time to time be assigned to the Secretary by resolution of the directors or as are incidental to the office of the Secretary.

36.	Treasurer

Subject to the provisions of any resolution of the directors, the Treasurer of the Corporation, if any, or such other officer who has been appointed for that purpose shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks, or with such other depositary or depositaries, as the directors may by resolution direct; provided that the Treasurer may, from time to time, arrange for the temporary deposit of moneys of the Corporation in banks, trust companies or other financial institutions within or outside Canada not so directed by the board for the purpose of facilitating transfer thereof to the credit of the Corporation in a bank, trust company or other financial institution so directed. Unless another officer has been appointed for that purpose, the Treasurer shall prepare and maintain adequate accounting records. The Treasurer shall have such powers and shall perform such duties as may from time to time be assigned to such person by resolution of the directors or as are incident to the office of the Treasurer. The Treasurer may be required to give such bond for the faithful performance of his or her duties as the directors in their sole discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

37.	Managing Director

The Managing Director of the Corporation, if any, shall conform to all lawful orders given to him or her by the directors, and shall at all reasonable times give to the directors, or any of them, all information they may require regarding the affairs of the Corporation.

38.	Duties of Officers may be Delegated

In case of the absence or inability, or refusal to act, of any officer of the Corporation, or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

39.	Agents and Attorneys

The Corporation shall have power, from time to time, to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

SHAREHOLDERS’ MEETINGS

40.	Annual Meeting

Subject to sections 132 and 133 of the Act, the annual meeting of shareholders shall be held at a place within Canada (or outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place) determined by the directors on such day in each year and at such time as the directors may determine.

41.	Special Meetings

The directors of the Corporation may at any time call a special meeting of shareholders to be held on such day and at such time and, subject to section 132 of the Act, at such place within Canada (or outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place) as the directors may determine.

42.	Meeting on Requisition of Shareholders

The holders of not less than 5% of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation. Subject to subsection 143(3) of the Act, upon receipt of the requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition (but if the directors are obligated to call a meeting and do not do so within 21 days after receiving the requisition, any shareholder who signed the requisition may call the meeting).

43.	Participation in Meetings by Electronic Means

Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility, and a person participating in a meeting by those means is deemed for the purposes of the Act and the by-laws to be present at the meeting.

44.	Meetings held by Electronic Means

If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

45.	Notice

A notice in writing of a meeting of shareholders stating the day, hour and place of meeting, and, if special business is to be transacted thereat, stating: (a) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business and (b) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, who on the record date for notice is registered on the records of the Corporation or its transfer agent as a shareholder, to each director of the Corporation, and to the auditor of the Corporation, in each case not less than 21 days and not more than 60 days before the date of the meeting.

46.	Waiver of Notice

Notice of any meeting of shareholders or the time for the giving of any such notice, or any irregularity in any meeting or in the notice thereof, may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation, in writing or by email or other form of electronic transmission addressed to the Corporation, or in any other manner, and the attendance of any such person at a meeting of shareholders is a waiver of notice of the meeting, except where he or she attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Any such waiver may be validly given either before or after the meeting to which such waiver relates.

47.	Omission of Notice

The accidental omission to give notice of any meeting of shareholders to, or the non-receipt of any notice by, any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.

48.	Record Dates

Subject to subsection 134(3) of the Act, the directors may, within the period prescribed by the Act, fix in advance a date as the record date for the determination of shareholders: (a) entitled to receive payment of a dividend, (b) entitled to participate in a liquidation distribution, (c) entitled to receive notice of a meeting of shareholders, (d) entitled to vote at a meeting of shareholders, or (e) for any other purpose.

If no record date is fixed,

(a)	the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be:

(i)	at the close of business on the business day immediately preceding the day on which the notice is given, or

(ii)	if no notice is given, the day on which the meeting is held; and

(b)

the record date for the determination of shareholders for any purpose other than to establish a shareholder’s right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating to that purpose.

49.	Chair of the Meeting

The Chair, if any, or, in his or her absence, or in case of his or her inability or refusal or failure to act, such other person as may have been designated by the Chair to exercise such function, shall preside at meetings of shareholders. In the absence of all such persons or, in case of their inability or refusal or failure to act, the persons present entitled to vote shall choose another director as chair, and if no director is present, or if all the directors present refuse to act, then the persons entitled to vote shall choose one of their number to be chair of the meeting.

50.	Votes

Votes at meetings of shareholders may be cast either personally or by proxy. Subject to the Act and Section 52, every question submitted to any meeting of shareholders shall be decided on a show of hands, except when a ballot is required by the chair of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting, or is otherwise required by the Act. A shareholder or proxyholder may demand a ballot either before or after any vote by a show of hands. At every meeting at which shareholders are entitled to vote, each shareholder present on his or her own behalf, and every proxyholder present, shall have one vote. Upon any ballot at which shareholders are entitled to vote, each shareholder present on his or her own behalf, or by proxy, shall (subject to the provisions, if any, of the articles) have one vote for every share registered in the name of such shareholder. In the case of an equality of votes under this paragraph, the chair of the meeting shall not have a second or casting vote in addition to the vote or votes to which he or she may be entitled as a shareholder or proxyholder.

At any meeting of shareholders, unless a ballot is demanded, an entry in the minutes for the applicable meeting of shareholders, following a vote on the applicable resolution by a show of hands, to the effect that the chair of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact, without proof of the number or proportion of the votes recorded in favour of or against the resolution, although the chair may direct that a record be kept of the number or proportion of votes in favour of or against the resolution for any purpose the chair of the meeting considers appropriate.

If, at any meeting, a ballot is demanded on the election of a chair for the meeting, or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chair of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

51.	Electronic Voting

Any person participating in a meeting of shareholders by telephonic, electronic or other communication facility under Section 43 or Section 44 and entitled to vote at that meeting may vote, in accordance with the Act, by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose. Despite Section 50, any vote referred to in Section 50 may be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes such a communication facility available

52.	Right to Vote

Unless the articles otherwise provide, each share of the Corporation entitles the holder of such share to one vote at a meeting of shareholders.

Where a body corporate, or a trust, association or other unincorporated organization, is a shareholder of the Corporation, any individual authorized by a resolution of the directors of the body corporate, or the directors, trustees or other governing body of the association, trust or unincorporated organization, to represent it at meetings of shareholders of the Corporation, shall be recognized as the person entitled to vote at all such meetings of shareholders in respect of the shares held by such body corporate, or by such trust, association or other unincorporated organization, and the chair of the meeting may establish or adopt rules or procedures in relation to the recognition of a person to vote shares held by such body corporate, or by such trust, association or other unincorporated organization.

Where a person holds shares as a personal representative, such person, or his or her proxy, is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him or her, and the chair of the meeting may establish or adopt rules or procedures in relation to the recognition of such person to vote the shares in respect of which such person has been appointed as a personal representative.

Where a person mortgages, pledges or hypothecates his or her shares, such person, or such person’s proxy, is the person entitled to vote at all meetings of shareholders in respect of such shares, so long as such person remains the registered owner of such shares, unless, in the instrument creating the mortgage, pledge or hypothec, the person has expressly empowered the person holding the mortgage, pledge or hypothec to vote in respect of such shares, in which case, subject to the articles, such holder, or such holder’s proxy, is the person entitled to vote in respect of the shares, and the chair of the meeting may establish or adopt rules or procedures in relation to the recognition of the person holding the mortgage, pledge or hypothec as the person entitled to vote in respect of the applicable shares.

Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may, in the absence of the others, vote the shares, but if two or more of those persons are present on their own behalf or by proxy, they shall vote as one on the shares jointly held by them, and the chair of the meeting may establish or adopt rules or procedures in that regard.

53.	Proxies

Every shareholder, including a shareholder that is a body corporate, or a trust, association or other unincorporated organization, entitled to vote at a meeting of shareholders may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner, and to the extent, authorized by the proxy, and with the authority conferred by the proxy.

An instrument appointing a proxyholder shall be in written form executed by the shareholder or by such shareholder’s duly authorized attorney, or be in the form of an electronic document executed as contemplated by the Act by the shareholder or by his, her or its duly authorized attorney, and shall conform with the requirements of the Act, and is valid only at the meeting in respect of which it is given or any adjournment of that meeting. An instrument appointing a proxyholder may be in any form which complies with the requirements of the Act.

The directors may specify in a notice calling a meeting of shareholders a time not exceeding 48 hours, excluding Saturdays and holidays, preceding the meeting or an adjournment of the meeting before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

54.	Conduct of Meeting

The chair of the meeting shall conduct the proceedings at the meeting, and his or her decision in any matter or thing, including, without limitation, any question regarding the validity or invalidity of any instruments of proxy and any question as to the admission or rejection of a vote, shall be conclusive and binding upon the shareholders.

55.	Adjournment

The chair of the meeting may, with the consent of the meeting, adjourn any meeting of shareholders from time to time and place to place to a fixed time and place and, if the meeting is adjourned by one or more adjournments for an aggregate of less than 30 days, it is not necessary to give notice of the adjourned meeting, other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, subsection (1) of section 149 of the Act does not apply.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting that might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

56.	Quorum

At all meetings of shareholders, it shall be necessary in order to constitute a quorum for two persons entitled to vote at the meeting to be present, and for not less than 5% of the outstanding shares of the Corporation which may be voted at the meeting to be represented in person or by proxy or by a duly authorized representative of a shareholder. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.

57.	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation, and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

58.	Resolution in Lieu of Meeting

A resolution in writing signed by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of the shareholders except where a written statement is submitted by a director under subsection (2) of section 110 of the Act or by an auditor under subsection (5) of section 168 of the Act.

SHARES AND TRANSFERS

59.	Issuance

Subject to the articles and to section 28 of the Act, shares in the Corporation may be issued at the times and to the persons and for the consideration that the directors determine; provided that a share shall not be issued until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

60.	Security Certificates

Security certificates (if any) shall (subject to compliance with section 49 of the Act) be in such form as the directors may from time to time by resolution approve, and such certificates shall be signed manually, or the signature shall be printed or otherwise mechanically reproduced on the certificate, by at least one director or officer of the Corporation, or by a registrar, transfer agent or branch transfer agent of the Corporation or an individual on their behalf, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on a security certificate may be printed or otherwise mechanically reproduced thereon. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if he or she were a director or an officer at the date of its issue.

61.	Agent

The directors may from time to time by resolution appoint or remove an agent to maintain a central securities register and one or more branch securities registers for the Corporation.

62.	Dealings with Registered Holder

Subject to the Act, the Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividends or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security.

63.	Surrender of Security Certificates

Subject to the Act, no transfer of a security issued by the Corporation shall be registered unless or until the security certificate representing the security to be transferred has been presented for registration or, if no security certificate has been issued by the Corporation in respect of such security, unless or until a duly executed transfer in respect thereof has been presented for registration.

64.	Defaced, Destroyed, Stolen or Lost Security Certificates

In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any) with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same, and with a request for the issuance of a new security certificate to replace the one so defaced (together with the surrender of the defaced security certificate), destroyed, stolen or lost. Upon the giving to the Corporation (or if there be an agent, hereinafter in this paragraph referred to as the “Corporation’s agent”, then to the Corporation and the Corporation’s agent) of a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by any officer of the Corporation, indemnifying the Corporation (and the Corporation’s agent, if any) against all loss, damage or expense, which the Corporation and/or the Corporation’s agent may suffer or be liable for by reason of the issuance of a new security certificate to such shareholder, and provided the Corporation or the Corporation’s agent does not have notice that the security has been acquired by a bona fide purchaser, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any officer of the Corporation or by the directors.

65.	Enforcement of Lien for Indebtedness

Subject to subsection 49(8) of the Act, if the articles of the Corporation provide that the Corporation may have a lien on the shares registered in the name of a shareholder or the shareholder’s legal representative for a debt of that shareholder to the Corporation, such lien may be enforced by the sale of the shares thereby affected, or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity, and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares. No sale shall be made until such time as the debt ought to be paid and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell on default shall have been served on the holder, or such shareholder’s legal representative, of the shares subject to the lien and default shall have been made in payment of such debt for seven days after service of such notice. Upon any such sale, the proceeds shall be applied, firstly, in payment of all costs of such sale, and, secondly, in satisfaction of such debt and the residue (if any) shall be paid to the shareholder or as such shareholder shall direct. Upon any such sale, the directors may enter or cause to be entered the purchaser’s name in the securities register of the Corporation as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in the proceedings, or be bound to see to the application of the purchase money, and after the purchaser’s name or the name of the purchaser’s legal representative has been entered in the securities register, the validity of the sale shall not be impeached by any person.

66.	Electronic, Book-Based or Other Non-Certificated Registered Positions

Subject to subsection 49(1) of the Act, a registered security holder may have his, her or its holdings of securities of the Corporation evidenced by an electronic, book-based, direct registration service or other non-certificated entry or position on the register of securityholders to be kept by the Corporation or its agent in place of a physical security certificate pursuant to a registration system that may be adopted by the Corporation. The by-laws shall be read such that a registered holder of securities of the Corporation pursuant to any such electronic, book-based, direct registration service or other non-certificated entry or position shall be entitled to all of the same benefits, rights, entitlements and shall incur the same duties and obligations as a registered holder of securities evidenced by a physical security certificate. The Corporation and its transfer agent (if any) may adopt such policies and procedures and require such documents and evidence as they may determine necessary or desirable in order to facilitate the adoption and maintenance of a security registration system by electronic, book-based, direct registration system or other non-certificated means.

DIVIDENDS

67.	Dividends

The directors may from time to time by resolution declare, and the Corporation may pay, dividends on its issued shares, subject to the provisions (if any) of the Corporation’s articles.

The directors shall not declare, and the Corporation shall not pay, a dividend if there are reasonable grounds for believing that:

(a)	the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

(b)	the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The Corporation may pay a dividend consisting of fully paid shares of the Corporation and, subject to Section 42 of the Act, the Corporation may pay a dividend in money or other property.

68.	Joint Shareholders

In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments in respect of such securities.

69.	Dividend Payments

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the recorded address of such registered holder, or paid by electronic funds transfer to the bank account designated by the registered holder, unless such holder otherwise directs. In the case of joint holders, the cheque or payment shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and, if more than one address is recorded in the Corporation’s security register in respect of such joint holding, the cheque shall be mailed to the first address so appearing. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, or the electronic funds transfer as aforesaid, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. In the event of non-receipt of any dividend cheque or payment by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque or payment for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as any officer or the directors may from time to time prescribe, whether generally or in any particular case.

VOTING SECURITIES IN OTHER BODIES CORPORATE

70.	Voting Securities in Other Bodies Corporate

All securities of or other interests held from time to time by the Corporation in a body corporate or a trust, association or other unincorporated organization carrying voting rights that may be exercised by or on behalf of the Corporation, whether as a holder, trustee or otherwise, may be voted at all meetings of shareholders, unitholders, bondholders, debenture holders or holders of such securities or other interests, as the case may be, of such other body corporate or a trust, association or other unincorporated organization, and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. Any officer of the Corporation may also, from time to time, execute and deliver, for and on behalf of the Corporation, proxies and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as such officer may determine, without the necessity of a resolution or other action by the directors.

NOTICES, ETC.

71.	Service

Any notice or document required by the Act, the articles or the by-laws to be sent to any shareholder or director of the Corporation may be delivered personally to or sent by pre-paid mail addressed to:

(a)	the shareholder at the shareholder’s latest address as shown in the records of the Corporation or its transfer agent; and

(b)	the director at the director’s latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act.

A notice or document sent by mail as contemplated by this Section 71 to a shareholder or director of the Corporation shall be deemed to have been received by the shareholder or director (as the case may be) at the time it would be delivered in the ordinary course of mail, unless there are reasonable grounds for believing that the shareholder or director (as the case may be) did not receive the notice or document at that time or at all.

Notwithstanding the foregoing, provided that the addressee has consented in writing and has designated an information system for the receipt of electronic documents as contemplated by the Act, the Corporation may satisfy the requirements to send any notice or document referred to above, subject to the Act, by creating an electronic document and providing such electronic document to the applicable specified information system or otherwise posting or making such document available on a generally accessible electronic source, such as a website, and providing written notice of the availability and location of that electronic document, unless otherwise prescribed by the Act. Any such electronic document shall be deemed to have been sent to and received by the addressee when it enters the information system of the addressee or, if posted or otherwise made available through a generally accessible electronic source, when the addressee receives written notice of the availability and location of that electronic document.

72.	Failure to Locate Shareholder

If the Corporation sends a notice or document to a shareholder and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder’s new address.

73.	Notice to Joint Shareholders

All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be sufficient notice of delivery of such document to all the holders of such shares.

74.	Persons Becoming Entitled by Operation of Law

Every person who, by operation of law, transfer or by any other means whatsoever, shall become entitled to any shares in the capital of the Corporation, shall be bound by every notice or document in respect of such shares which, prior to his or her name and address being entered on the records of the Corporation in respect of such shares, shall have been duly sent to the person or persons from whom such person derives his or her title to such shares.

75.	Signatures upon Notices

The signature of any director or officer of the Corporation upon any notice need not be a manual signature.

76.	Computation of Time

Where a given number of days’ notice or notice extending over any period is required to be given under any provisions of the articles or the by-laws of the Corporation, the day the notice is sent shall, unless it is otherwise provided by applicable law, be counted in such number of days or other period.

77.	Proof of Service

A certificate of any officer of the Corporation in office at the time of the making of the certificate, or of an agent of the Corporation, as to facts in relation to the mailing or delivery or sending of any notice or document to any shareholder, director, officer or auditor of the Corporation or any other person, or publication of any notice or document, shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation or other person, as the case may be.

CUSTODY OF SECURITIES

78.	Custody of Securities

All securities (including warrants) owned by the Corporation may be lodged (in the name of the Corporation) with a chartered bank, brokerage, or a trust company or in a safety deposit box or with such other depositaries or in such other manner as may be determined from time to time by any officer or director.

All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship), and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

79.	Execution of Contracts, etc.

Contracts, documents or instruments requiring the signature of the Corporation may be signed by any director or officer alone or any person or persons authorized by resolution of the directors, and all contracts, documents or instruments so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation to sign contracts, documents or instruments generally or to sign specific contracts, documents or instruments.

The corporate seal (if any) of the Corporation may be affixed by any director or officer to contracts, documents or instruments signed by such director or officer as aforesaid, or by an officer or officers, person or persons appointed as aforesaid by resolution of the directors.

The term “contracts, documents or instruments” as used in this by-law shall include notices, deeds, mortgages, hypothecs, charges, cheques, drafts, orders for the payment of money, notes, acceptances, bills of exchange, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

The signature or signatures of any director or officer or any other person or persons appointed as aforesaid by resolution of the directors may be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments executed or issued by or on behalf of the Corporation, and all contracts, documents or instruments on which the signature or signatures of any of the foregoing persons shall be so reproduced shall be as valid to all intents and purposes as if they had been signed manually, and notwithstanding that the persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments.

FISCAL PERIOD

80.	Fiscal Period

The fiscal period of the Corporation shall terminate on such day in each year as the board may from time to time by resolution determine.

DELIVERY OF DOCUMENTS

81.	Delivery of Documents

The delivery of an executed copy of any and all by-laws, minutes of meetings, resolutions, consents, instruments, or like documents required by the Act to be kept with the records of the Corporation in counterparts, by facsimile, DocuSign or other form of electronic means or transmission shall be deemed to be the equivalent of the delivery of an original executed copy thereof and the counterparts together shall constitute one and the same document.

BORROWING MONEY, ETC.

82.	Borrowing Money, etc.

The directors of the Corporation may from time to time:

(a)	borrow money on the credit of the Corporation;

(b)

issue, reissue, sell or pledge debt obligations of the Corporation, including bonds, debentures, notes or other evidences of indebtedness or guarantees of the Corporation, whether secured or unsecured;

(c)	give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, including any individual, partnership, association, body corporate or personal representative;

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation; or

(e)

delegate to one or more directors, a committee of directors or one or more officers of the Corporation as may be designated by the directors, all or any of the powers conferred by the foregoing clauses of this Paragraph to such extent and in such manner as the directors shall determine at the time of each such delegation.

ADVANCED NOTICE PROVISIONS

83.	Nomination Procedures

Subject only to the provisions of the Act, Applicable Securities Laws and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election as directors of the Corporation may be made at any annual meeting of shareholders or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors. Such nominations may be made in the following manner:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a meeting of shareholders by one or more shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a “Nominating Shareholder”) who:

(i)	complies with the notice procedures set forth below in this by-law; and

(ii)

at the close of business on the date of the giving of notice by the Nominating Shareholder in accordance with the notice procedures set forth below in this by- law and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Secretary of the Corporation.

84.	Timely Notice

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation in accordance with the procedures set forth below in this by-law.

85.	Manner of Timely Notice

To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be given:

(a)

in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than thirty (30) days prior to the date of the meeting; provided, however, in the event that the meeting is to be held on a date that is less than fifty (50) days after the date on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder shall be made not later than the close of business on the tenth (10th) day following the date of such public announcement;

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), notice by the Nominating Shareholder shall be made not later than the close of business on the fifteenth (15th) day following the date of such public announcement; and

(c)

in the case of an annual meeting of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not also called for other purposes) where notice-and-access is used to deliver proxy-related materials to shareholders, not less than forty (40) days prior to the date of the meeting (and, in any event, not prior to the date on which the first public announcement of the date of the meeting was made); provided, however, in the event that the meeting is to be held on a date that is less than fifty (50) days after the date on which the first public announcement of the date of the meeting was made, (i) in the case of an annual meeting of shareholders, notice by the Nominating Shareholder shall be made not later than the close of business on the tenth (10th) day following the date of such public announcement, and (ii) in the case of a special meeting of shareholders, notice by the Nominating Shareholder shall be made not later than the close of business on the fifteenth (15th) day following the date of such public announcement.

The adjournment or postponement of a meeting of shareholders or the announcement thereof shall commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

86.	Proper Form of Notice

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth or include:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director of the Corporation (a “Proposed Nominee”):

(i)	the name, age and business and residential address of the Proposed Nominee;

(ii)

the principal occupation, business or employment of the Proposed Nominee and the name and principal business of any company in which such employment is carried on, both present and within the five years preceding the date of the notice;

(iii)	whether the Proposed Nominee is a “resident Canadian” within the meaning of the Act;

(iv)

the number of securities of each class or series of voting securities of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)

a description of any relationship, agreement, arrangement or understanding, including financial compensation and indemnity related relationships, agreements, arrangements or understandings, between the Nominating Shareholder and the Proposed Nominee, or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Nominating Shareholder or the Proposed Nominee with respect to the Proposed Nominee’s nomination and election as a director;

(vi)

whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Proposed Nominee; and

(vii)

any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws.

(b)	as to the Nominating Shareholder:

(i)	the name and business and residential address of such Nominating Shareholder;

(ii)

the number of securities of each class or series of voting securities of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by such Nominating Shareholder, or any other person with whom such Nominating Shareholder is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)	any derivatives or other economic or voting interests in the Corporation and any hedges implemented with respect to the nominating shareholders’ interests in the Corporation;

(iv)	any proxy, contract, arrangement, understanding or relationship pursuant to which the Nominating Shareholder has the right to vote any shares of the Corporation;

(v)

whether such Nominating Shareholder intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

(vi)

any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws; and

(c)	a written consent duly signed by the Proposed Nominee to being named as a nominee for election to the Board and to serving as a director of the Corporation if elected.

The Corporation may require any Proposed Nominee to furnish such other information as may be reasonably required by the Corporation to determine, pursuant to Applicable Securities Laws, the independence, or lack thereof, of such proposed nominee, provided that such disclosure request does not go beyond that required of management nominees for election as directors of the Corporation. References to “Nominating Shareholder” in this Section 4 shall be deemed to refer to each shareholder that nominates or proposes to nominate a person for election as a director of the Corporation in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal. All information provided in a Nominating Shareholders’ notice will be made publicly available to shareholders of the Corporation.

87.	Notice to be Updated

In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

88.	Eligibility for Nomination as a Director

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this by-law. The requirements of this by-law shall apply to any Proposed Nominee to be brought before a meeting by a shareholder whether such Proposed Nominees are to be included in the Corporation’s management information circular under the Act and Applicable Securities Laws or presented to shareholders by means of an independently financed proxy solicitation. The requirements of this by-law are included to provide the Corporation notice of a shareholder’s intention to bring one or more Proposed Nominees before a meeting and shall in no event be construed as (i) imposing upon any shareholder the requirement to seek approval from the Corporation as a condition precedent to nominate such Proposed Nominee before a meeting or (ii) deeming to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this by-law and, if any proposed nomination is determined not to be in compliance with such procedures, to declare that such defective nomination shall be disregarded.

89.	Delivery of Notice

Notwithstanding any other provision of this by-law or any other by-law of the Corporation, notice given to the Secretary of the Corporation pursuant to this by-law may only be given by personal delivery or by electronic mail (at such e-mail address as may be stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Corporation or, in the case of electronic mail, at the time it is sent to the Secretary at the email address as aforesaid; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

90.	Board Discretion

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in by-laws 82 to 88 (inclusive).

* * * * *

This By-law No. 1 was made by the director[s] of the Corporation on [month] [date], [year] and confirmed by the shareholder[s] of the Corporation on [month] [date], [year].

DATED [month] [date], [year].

Name:

Title:

APPENDIX E

Section 191 of the Business Corporations Act (Alberta)

Shareholder’s right to dissent

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)  In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)  A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)  An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)  If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)  Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)  at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)  within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)   Every offer made under subsection (7) shall

(a)   be made on the same terms, and

(b)  contain or be accompanied with a statement showing how the fair value was determined.

(10)   A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)   A dissenting shareholder

(a)   is not required to give security for costs in respect of an application under subsection (6), and

(b)   except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)   In connection with an application under subsection (6), the Court may give directions for

(a)   joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)   the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)   the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)   the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)   the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)    the service of documents, and

(g)    the burden of proof on the parties.

(13)  On an application under subsection (6), the Court shall make an order

(a)    fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)   giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)   fixing the time within which the corporation must pay that amount to a shareholder, and

(d)   fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)  On

(a)  the action approved by the resolution from which the shareholder dissents becoming effective,

(b)  the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)  the pronouncement of an order under subsection (13), whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)  Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)  Until one of the events mentioned in subsection (14) occurs,

(a)   the shareholder may withdraw the shareholder’s dissent, or

(b)   the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

(17)  The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)   If subsection (20) applies, the corporation shall, within 10 days after

(a)  the pronouncement of an order under subsection (13), or

(b)  the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)   Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)  A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)   the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)   the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

RSA 2000 cB-9 s191;2005 c40 s7;2009 c53 s30